Exhibit 2

UNIT PURCHASE AGREEMENT
by and among
RADIAN GROUP INC.,
as the Purchaser,
CLAYTON HOLDINGS LLC,

AS THE COMPANY,

AND

the OTHER PARTIES HERETO

Dated as of May 6, 2014
This Purchase Agreement has been attached as an exhibit to the accompanying Quarterly Report on Form 10-Q in order to provide investors and security holders with information regarding its terms.  It is not intended to provide any other information about Radian or Clayton or any of their respective subsidiaries or affiliates.  The covenants, representations and warranties contained in the Purchase Agreement were made only for purposes of that agreement and, in the case of representations and warranties, as of specific dates, may be subject to a contractual standard of materiality different from what a stockholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by or subject to certain disclosures and exceptions not reflected in the Purchase Agreement and generally were for the benefit of the parties to that agreement.  Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Radian, Clayton or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the registrant’s public disclosures.

Table of Contents

Article I SALE AND PURCHASE OF CLASS A UNITS AND CLASS B UNITS
1.1	Sale and Purchase of Class A Units and Class B Units	1
1.2	Purchase Price	2
1.3	Escrow Account	2
1.4	Estimated Purchase Price Adjustment	3
1.5	Purchase Price Adjustment	3
1.6	Tax Treatment	5
Article II CLOSING AND TERMINATION
2.1	Closing; Closing Date	7
2.2	Closing Deliveries	7
2.3	Termination of the Agreement	8
2.4	Procedure Upon Termination	10
2.5	Effect of Termination	10
Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1	Status, Authority, Conflicts	10
3.2	Capitalization of the Company	11
3.3	Subsidiaries	12
3.4	Financial Information	12
3.5	Absence of Certain Changes	13
3.6	Title to Assets	15
3.7	Contracts	15
3.8	Employee Benefit Matters	17
3.9	Intellectual Property	18
3.10	Insurance	18
3.11	Litigation	19
3.12	Operations in Conformity with Law	19
3.13	Taxes	20
3.14	Employee Matters	21
3.15	Brokers	22
3.16	Affiliate Transactions	22
3.17	Customers and Suppliers	22
3.18	Data Collection and Privacy Policies	22
3.19	Disclaimer of Other Representations and Warranties	23
Article IV REPRESENTATIONS AND WARRANTIES OF UNITHOLDERS
4.1	Authority and Validity	23
4.2	No Violation	24
4.3	Ownership of Class A Units and/or Class B Units	24
4.4	Brokers	24
4.5	Disclaimer of Other Representations and Warranties	24
Article V REPRESENTATIONS AND WARRANTIES OF PURCHASER
5.1	Corporate Organization	25
5.2	Authority and Validity	25
5.3	No Violation	25
5.4	Investment Intention	25

5.5	Financial Capability; Solvency	26
5.6	Brokers	26
5.7	Litigation	26
5.8	Inspection; No Other Representations	26
5.9	Disclaimer of Other Representations and Warranties	27
Article VI ADDITIONAL AGREEMENTS
6.1	Further Assurances	27
6.2	Notification	28
6.3	Confidentiality	29
6.4	Publicity	29
6.5	Tax Matters	30
6.6	Conduct of the Business Prior to the Closing	32
6.7	Pre-Closing Period Access to Information	33
6.8	Post-Closing Preservation of Records	33
6.9	No Solicitation	34
6.10	Director and Officer Indemnification and Insurance	34
6.11	Employment and Benefit Matters	35
6.12	Certain Waivers	36
6.13	Non-Competition and Non-Solicitation	36
6.14	Financing Matters	38
Article VII CONDITIONS PRECEDENT
7.1	Conditions to Each Party’s Obligation	40
7.2	Conditions to Obligation of Purchaser	40
7.3	Conditions to Obligation of the Unitholders	41
Article VIII INDEMNIFICATION; CERTAIN REMEDIES
8.1	Survival	42
8.2	Indemnification by the Unitholders	42
8.3	Indemnification by Purchaser	43
8.4	Limitations on Indemnification	44
8.5	Indemnification Procedures	45
8.6	Calculation of Losses	47
8.7	Tax Treatment of Indemnity Payments	47
8.8	Subrogation	47
8.9	Exclusive Remedy	48
Article IX GENERAL PROVISIONS
9.1	Expenses	48
9.2	Notices	48
9.3	Interpretation	49
9.4	Counterparts	50
9.5	Entire Agreement; Construction	50
9.6	Amendment	50
9.7	Waiver	50
9.8	Governing Law; Waiver of Jury Trial	50
9.9	Unitholder Representative	51
9.10	Severability	54
9.11	Assignment	54

9.12	No Third Party Beneficiaries	54
9.13	Enforcement of Agreement	54
9.14	Waiver of Conflicts; Privilege	54

SCHEDULES

Schedule I    -    Unitholders

Schedule II    -    Definitions

Schedule III    -    Disclosure Schedules

EXHIBITS

Exhibit A    -    Escrow Agreement

UNIT PURCHASE AGREEMENT

    THIS UNIT PURCHASE AGREEMENT (this “Agreement”) is entered into as of May 6, 2014, by and among (i) Radian Group Inc., a Delaware corporation (“Purchaser”), (ii) Clayton Holdings LLC, a Delaware limited liability company (the “Company”), (iii) Cobra Green LLC, a Delaware limited liability company (“Cobra Green”), and Paul T. Bossidy (each such party, a “Unitholder,” and collectively, the “Unitholders”), and Cobra Green, in its role as the Unitholder Representative (the “Unitholder Representative”). Each of Purchaser, the Company and each Unitholder is referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used herein and not otherwise defined have the meanings set forth in Schedule II hereto.

RECITALS
WHEREAS, Cobra Green and Paul T. Bossidy (“Bossidy”) own, in the aggregate, one hundred percent (100%) of the outstanding Class A Units of the Company (the “Class A Units”);
WHEREAS, Bossidy also owns one hundred percent (100%) of the outstanding Class B Units of the Company (the “Class B Units”);
WHEREAS, each of Cobra Green and Bossidy desires to sell to Purchaser, and Purchaser desires to acquire from Cobra Green and Bossidy, all of the outstanding Class A Units held by such Unitholder, and Bossidy desires to sell to Purchaser, and Purchaser desires to acquire from Bossidy, all of the outstanding Class B Units held by him, in each case, subject to the terms and conditions set forth herein (collectively, the “Transaction”); and
WHEREAS, simultaneously with the execution of this Agreement, each of Paul Bossidy and Joseph D’Urso (the “Executives”) is entering into a letter agreement with Purchaser or one of its Subsidiaries setting forth the material terms of each such Executive’s employment with Purchaser or one of its Subsidiaries (each, a “Letter Agreement”), dated as of the date hereof, to be effective as of (and subject to the occurrence of) the Closing, and which shall supersede each Executive’s employment agreement with the Company.
AGREEMENTS
NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties contained herein and intending to be legally bound hereby, the Parties hereto hereby agree as follows:
ARTICLE I
SALE AND PURCHASE OF CLASS A UNITS AND CLASS B UNITS
1.1    Sale and Purchase of Class A Units and Class B Units. On the terms and subject to the conditions contained herein, in consideration for the aggregate purchase price specified in Section 1.2, on the Closing Date, (a) each Unitholder severally agrees to sell to Purchaser, and Purchaser agrees to purchase from each such Unitholder, the Class A Units shown opposite such Unitholder’s name on Schedule I, free and clear of all Liens, and (b) Bossidy agrees to sell to Purchaser, and Purchaser agrees to purchase from Bossidy, the Class B Units shown opposite Bossidy’s name on Schedule I
1.2    Purchase Price. On the terms and subject to the conditions set forth herein, in consideration of the Class A Units and Class B Units being sold hereunder, on the Closing Date, Purchaser shall pay to the Unitholders an aggregate amount equal to the sum of: (a) Three Hundred Five Million dollars ($305,000,000) (the “Enterprise Value”); plus or minus, as applicable, (b) the Estimated Purchase Price Adjustment; minus (c) the Escrow Amount; minus (d) the Indebtedness; and minus (e) the Selling Expenses (the sum of the foregoing clauses (a)-(e), the “Closing Cash Payment”). At the Closing, Purchaser shall pay the Closing Cash Payment by (i) first, paying Bossidy an amount equal to the Aggregate Incentive Pool (such amount to be determined by the Board at least two (2) Business Days prior to the Closing) and (ii) second, paying each Unitholder an amount equal to its Pro Rata Share of the remainder of the Closing Cash Payment (after giving effect to the payment of the Aggregate Incentive Pool), in each case, by wire transfer of immediately available funds pursuant to instructions delivered and signed by the Unitholders, in a form reasonably acceptable to Purchaser (the “Payment Instruction”), at least two (2) Business Days prior to the Closing. The aggregate amount equal to the sum of: (A) the Closing Cash Payment; plus (B) the Escrow Amount to the extent disbursed to Unitholders pursuant to the Escrow Agreement; plus or minus, as applicable, (C) any adjustment made pursuant to Section 1.5; plus (D) the Indebtedness; and plus (E) the Selling Expenses shall be referred to herein as the “Purchase Price.”

1.3    Escrow Account.
(a)    At the Closing, Purchaser shall deliver to Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agent”), under the escrow agreement dated the Closing Date, by and among Purchaser, the Unitholder Representative and the Escrow Agent, substantially in the form of Exhibit A hereto (the “Escrow Agreement”), an amount equal to Ten Million Eight Hundred Fifty Thousand dollars ($10,850,000) (the “Escrow Amount”). The Escrow Amount shall be held in an escrow account (the “Escrow Account”) in accordance with the terms of the Escrow Agreement and released and paid on the first (1st) anniversary of the Closing (the “Escrow Termination Date”) in accordance with the terms of the Escrow Agreement. The Escrow Agreement will provide that the Escrow Amount will be used in connection with any amount payable to Purchaser pursuant to Section 1.5(e)(i) and to satisfy claims for Losses made by Purchaser required to be indemnified pursuant and subject to Article VIII hereof. All Parties hereto agree for all Tax purposes that: (i) the right of the Unitholders to the Escrow Amount shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Law, as appropriate, (ii) Purchaser shall be treated as the owner of the Escrow Account, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Purchaser pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8), (iii) if and to the extent any amount of the Escrow Amount is actually distributed to the Unitholders, interest shall be imputed on such amount as required by Section 483 or 1274 of the Code, and (iv) in no event shall the aggregate amount payable to the Unitholders from the Escrow Account exceed Fifteen Million dollars ($15,000,000). Clause (iv) of the preceding sentence is intended to ensure that the right of the Unitholders to the Escrow Amount and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. No Party shall take any action or filing position inconsistent with the foregoing.
(b)    If at any time all or any portion of the Escrow Amount is released to the Unitholder Representative in accordance with the terms of the Escrow Agreement, then the Unitholder Representative shall (i) promptly re-determine (x) the Aggregate Incentive Pool, (y) the Incentive Payments and (z) the Special Bonus and (ii) subject to the immediately succeeding sentence, distribute such amount among the Unitholders, the Participants and Joseph D’Urso in accordance with the terms of the LLC Agreement, the Management Incentive Plan and the D’Urso Employment Agreement (as determined by the Unitholder Representative), each as in effect immediately prior to the Closing; provided that any such distributions to the Participants and Joseph D’Urso shall be made subject to Purchaser’s receipt of an acknowledgement, in a form reasonably satisfactory to Purchaser, from each Participant and Joseph D’Urso. The Unitholder Representative shall wire any amount payable to any Participant and/or Joseph D’Urso pursuant to the immediately preceding sentence to the Company and, promptly upon receipt thereof, the Company shall, and Purchaser shall cause the Company to, pay such amounts to the Participants and Joseph D’Urso through its payroll (subject to any required withholding) (it being expressly agreed that the Participants and Joseph D’Urso shall be third-party beneficiaries of this Section 1.3(b), each of whom may enforce the provisions of this Section 1.3(b)). Any amounts payable to the Unitholders pursuant to this Section 1.3(b) shall be paid by wire transfer of immediately available funds to the account(s) designated in writing by each such Unitholder.
1.4    Estimated Purchase Price Adjustment. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser (i) an estimated unaudited consolidated balance sheet of the Company and its Subsidiaries as of 11:59 p.m. EST on the day immediately preceding the Closing Date, provided that such estimated unaudited consolidated balance sheet shall give effect to (x) the MSLS Distribution, regardless of whether the MSLS Distribution has been consummated prior to such time and (y) any cash distributions initiated by the Company pursuant to Section 6.6(ii) at or prior to the Closing, regardless of whether any cash so distributed has been debited from the Company's bank accounts as of 11:59 p.m. EST on the day immediately preceding the Closing Date, and (ii) a statement (the “Estimated Preliminary Statement”), in each case prepared in good faith and in accordance with the Financial Statements, setting forth an estimate of the Closing Date Net Working Capital Amount (the “Estimated Closing Date Net Working Capital Amount”). If the Estimated Closing Date Net Working Capital Amount exceeds Seven Million Five Hundred Thousand dollars ($7,500,000) (the “Target Net Working Capital Amount”), the Closing Cash Payment will be increased dollar-for-dollar by the amount of such excess and if the Estimated Closing Date Net Working Capital Amount is less than the Target Net Working Capital Amount, the Closing Cash Payment shall be reduced dollar-for-dollar by the amount of such shortfall, as provided for in Section 1.2. The amount by which the Estimated Closing Date Net Working Capital Amount exceeds or is less than, as applicable, the Target Net Working Capital Amount shall be referred to herein as the “Estimated Purchase Price Adjustment.”
1.5    Purchase Price Adjustment.
(a)    Purchaser shall deliver, or cause to be delivered, to the Unitholder Representative, as soon as practicable, but in no event more than sixty (60) days after the Closing Date, (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of 11:59 p.m. EST on the day immediately preceding the Closing Date (which shall give effect to (x) the MSLS Distribution, regardless of whether the MSLS Distribution has been consummated prior to such time and (y)

any cash distributions initiated by the Company pursuant to Section 6.6(ii) at or prior to the Closing, regardless of whether any cash so distributed has been debited from the Company's bank accounts as of 11:59 p.m. EST on the day immediately preceding the Closing Date (the “Closing Balance Sheet”) and (ii) a preliminary statement (the “Preliminary Statement”) prepared in good faith and setting forth the calculation of the Closing Date Net Working Capital Amount as derived from the Closing Balance Sheet, in each case of clauses (i) and (ii), along with reasonable supporting detail to evidence the calculations of such amounts. The Closing Balance Sheet, the Closing Date Net Working Capital Amount and all of the calculations set forth therein shall be prepared in accordance with the Financial Statements.
(b)    The Unitholder Representative shall have sixty (60) days to review the Preliminary Statement from the date of its receipt thereof (the “Review Period”). During the Review Period, the Unitholder Representative shall have reasonable access during normal business hours to the books and records, personnel and advisors of the Company and its Subsidiaries to the extent required in connection with such review. If the Unitholder Representative objects to any aspect of the Preliminary Statement, the Unitholder Representative must deliver a written notice of objection (the “Objection Notice”) to Purchaser on or prior to the expiration of the Review Period setting forth in reasonable detail the basis for any such objection. If the Unitholder Representative delivers an Objection Notice to Purchaser prior to the expiration of the Review Period as provided in this Section 1.5(b), Purchaser and the Unitholder Representative shall, for a period of thirty (30) days thereafter (the “Resolution Period”), attempt in good faith to resolve the matters contained therein, and any written resolution, signed by each of Purchaser and the Unitholder Representative, as to any such matter shall be final, binding, conclusive and non-appealable for all purposes hereunder. In the event the Unitholder Representative does not deliver an Objection Notice to Purchaser as provided in this Section 1.5(b) prior to the expiration of the Review Period, the Unitholders shall be deemed to have agreed to the Preliminary Statement in its entirety, which Preliminary Statement or undisputed portions thereof (as the case may be) shall be final, binding, conclusive and non-appealable for all purposes hereunder.
(c)    If, at the conclusion of the Resolution Period, Purchaser and the Unitholder Representative have not reached an agreement with respect to all disputed matters contained in the Objection Notice, then within ten (10) Business Days thereafter, Purchaser and the Unitholder Representative shall submit for resolution those of such matters remaining in dispute to KPMG, or if such firm is unavailable or unwilling to so serve, to a mutually acceptable nationally recognized independent accounting or financial consulting firm (the “Neutral Arbitrator”). The Neutral Arbitrator shall act as an arbitrator to resolve (based solely on the written and oral presentations of Purchaser and the Unitholder Representative and not by independent review) only those matters submitted to it in accordance with the first sentence of this Section 1.5(c). Purchaser and the Unitholder Representative shall direct the Neutral Arbitrator to render a resolution of all such disputed matters within thirty (30) days after its engagement or such other period agreed upon in writing by Purchaser and the Unitholder Representative. The resolution of the Neutral Arbitrator shall be set forth in a written statement delivered to each of the Parties and shall be final, binding, conclusive and non-appealable for all purposes hereunder. The Preliminary Statement, once modified and/or agreed to in accordance with Section 1.5(b) or this Section 1.5(c), shall become the “Final Statement.”
(d)    All fees and expenses relating to the work performed by the Neutral Arbitrator shall be allocated equally between the Unitholders (based on their respective Pro Rata Shares on a several and not joint basis), on the one hand, and Purchaser, on the other hand, with any such fees and expenses due from the Unitholders to be paid out of the Escrow Amount. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Neutral Arbitrator shall be borne by the Party incurring such cost and expense.
(e)    Amounts payable pursuant to the determination of the Closing Date Net Working Capital Amount on the Final Statement will be paid and/or disbursed as follows:
(i)    If the Closing Date Net Working Capital Amount as stated on the Final Statement is less than the Estimated Closing Date Net Working Capital Amount, then the Unitholder Representative and Purchaser shall promptly execute and deliver a written instruction to the Escrow Agent to effectuate disbursement of the amount of any such shortfall between the Estimated Closing Date Net Working Capital Amount and the Closing Date Net Working Capital Amount from the Escrow Amount to Purchaser in accordance with the terms of the Escrow Agreement.
(ii)    If the Closing Date Net Working Capital Amount as stated on the Final Statement is greater than the Estimated Closing Date Net Working Capital Amount, then, within three (3) Business Days after the date on which the Preliminary Statement becomes the Final Statement, the Unitholder Representative shall (A) promptly re-determine (x) the Aggregate Incentive Pool, (y) the Incentive Payments and (z) the Special Bonus and (B) subject to the immediately succeeding sentence, distribute such excess amount among the Unitholders, the Participants and Joseph D’Urso in accordance with the terms of the LLC Agreement, the Management Incentive Plan and the D’Urso Employment Agreement (as determined by the Unitholder Representative), each as in effect immediately prior to the Closing; provided that any such distributions to the Participants and Joseph D’Urso shall be made subject to Purchaser’s receipt of an acknowledgement, in a form reasonably satisfactory to Purchaser, from each Participant and Joseph D’Urso. The Unitholder Representative shall wire any amount payable to any Participant and/or Joseph D’Urso pursuant to the immediately preceding sentence to the Company and, promptly upon receipt thereof, the Company shall, and Purchaser shall cause the Company to, pay such amounts to the Participants and Joseph D’Urso through its payroll (subject to any required withholding) (it being expressly agreed that the Participants and Joseph D’Urso shall be third-party beneficiaries of this Section 1.5(e)(ii), each of whom may enforce the provisions of this Section 1.5(e)(ii)). Any amounts payable to the Unitholders pursuant to this Section 1.5(e)(ii) shall be paid by wire transfer of immediately available funds to the account(s) designated in writing by each such Unitholder.
1.6    Tax Treatment.
(a)    The Parties acknowledge that the transactions effected pursuant to this Agreement are intended to be treated for federal income tax purposes and any relevant state or local income tax purposes as follows, consistent with the principles set forth in Situation 2 of Revenue Ruling 99-6, 1999-1 CB 432 (Jan. 15, 1999):
(i)    the Company shall be treated as terminating pursuant to Section 708(b)(1)(A) of the Code;
(ii)    with respect to the Unitholders, the sale and purchase of the Class A Units and the Class B Units shall be treated as a sale of the Class A Units and Class B Units to Purchaser, with gain or loss reported by the Unitholders in accordance with Section 741 of the Code; and
(iii)    with respect to Purchaser, the sale and purchase of the Class A Units and Class B Units shall be treated as the Company making a liquidating distribution of all of its assets and all of its liabilities to the Unitholders in exchange for the Class A Units and Class B Units and, immediately following such liquidating distribution, Purchaser acquiring, by purchase, all of the Company’s assets and liabilities from the Unitholders.
(b)    Within ninety (90) days following the completion of the Final Statement, Purchaser shall prepare and deliver to the Unitholder Representative a proposed allocation of the Purchase Price and any additional amounts treated as consideration for applicable Tax purposes (the “Total Consideration”) among the assets of the Company, which allocation shall be reasonable and in accordance with the principles of Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Proposed Allocation”). Purchaser and the Unitholder Representative shall endeavor in good faith to agree, within sixty (60) days after the delivery of the Proposed Allocation, on an allocation of the Total Consideration among the assets of the Company (the “Allocation”). If Purchaser and the Unitholder Representative have agreed on an Allocation by such date, Purchaser and the Unitholder Representative shall (except as may be required by a “determination” within the meaning of Section 1313(a) of the Code or any similar state, local or foreign Tax law) (i) report the allocation of the Total Consideration among the assets of the Company in accordance with such Allocation and (ii) act in accordance with such Allocation (x) in the preparation and filing of all Tax Returns and (y) in the course of any tax proceeding. Purchaser and the Unitholder Representative shall promptly inform one another of any challenge by any Taxing Authority of which it becomes aware to such Allocation and agree to consult and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge. If Purchaser and the Unitholder Representative have not agreed on an Allocation by such date, Purchaser and the Unitholder Representative shall endeavor in good faith to resolve such disagreement. If Purchaser and the Unitholder Representative are unable to resolve such disagreement within fifteen (15) days, each of Purchaser and the Unitholder Representative shall use its own allocation Any adjustments made to the Purchase Price shall be allocated among the assets of the Company in the same manner as set forth in this Section 1.6(b).
(c)    Each Party agrees that, for all Tax purposes, the transactions contemplated by this Agreement will be reported in a manner that is consistent with this Section 1.6, and none of them (nor any of their respective Affiliates) will take any Tax position inconsistent therewith on any Tax Return or otherwise unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
ARTICLE II
CLOSING AND TERMINATION
2.1    Closing; Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) shall take place at 10:00 a.m., Boston time, at the offices of Goodwin Procter LLP, 53 State Street, Boston, MA 02109, no later than two (2) Business Days following the satisfaction or waiver of all conditions precedent specified under Article VII hereof (except for those conditions which by their terms are to be satisfied at Closing but subject to the satisfaction or waiver of such conditions), or on such other date, place and time as Purchaser and the Unitholder Representative may agree in writing (the “Closing Date”).
2.2    Closing Deliveries. .

(a)    At Closing, the Company shall deliver or cause to be delivered to Purchaser:
(i)    an officer’s certificate, dated as of the Closing Date, duly executed by an authorized officer of the Company, relating to the satisfaction of the Closing conditions set forth in Section 7.2(a) and Section 7.2(b);
(ii)    a good standing certificate for the Company from the Secretary of State of the State of Delaware, dated as of a date within five (5) Business Days of the Closing Date;
(iii)    written resignations of each manager of the Company and its Subsidiaries requested by Purchaser; and
(iv)    such other documents and instruments as may be reasonably required by Purchaser to consummate the transactions contemplated by this Agreement.
(b)    At Closing, each Unitholder or the Unitholder Representative, as the case may be, shall deliver or cause to be delivered to Purchaser:
(i)    duly executed unit powers in proper form for each Class A Unit and each Class B Unit owned by such Party effectuating the assignment of such units to Purchaser;
(ii)    the Escrow Agreement, duly executed by a duly authorized representative of the Unitholder Representative;
(iii)    (x) a duly executed statement, substantially in the form of the sample statement set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(A) or (B) (as applicable), to the effect that such Unitholder is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder and (y) a duly completed and executed IRS Form W-9; and
(iv)    such other documents and instruments as may be reasonably required by Purchaser to consummate the transactions contemplated by this Agreement.
(c)    At Closing, Purchaser shall deliver (or cause to be delivered) or shall pay (or cause to be paid) by wire transfer of immediately available funds pursuant to written instructions delivered to Purchaser prior to the Closing, as the case may be:
(i)    to each Unitholder, such Unitholder’s allocable share of the Closing Cash Payment, as determined pursuant to Section 1.2;
(ii)    to the Escrow Agent, the Escrow Amount;
(iii)    to each Person owed Indebtedness (other than (A) Indebtedness under the Clayton Credit Agreement if Purchaser elects (and the lender consents) to keep such Indebtedness outstanding immediately following the Closing, (B) the D’Urso Employment Agreement and (C) the Management Incentive Plan), cash in an amount equal to the Indebtedness owed to such Person (other than Indebtedness attributable to lease obligations properly capitalized under GAAP (if any)) as specified in a payoff letter received from such Person or Persons;
(iv)    subject to Purchaser’s receipt of an acknowledgement, in a form reasonably satisfactory to Purchaser, from each Participant and Joseph D’Urso, to the Company, cash in an amount equal to the Indebtedness owed to the Participants and Joseph D’Urso pursuant to the Management Incentive Plan and the D’Urso Employment Agreement, which such amount the Company shall promptly thereafter pay to the Participants and Joseph D’Urso through its payroll (subject to any required withholding);
(v)    to each Person or Persons owed any Selling Expenses, cash in an amount equal to the Selling Expenses owed to such Person or Persons as directed by the Unitholder Representative;
(vi)    to the Unitholder Representative, an officer’s certificate, dated as of the Closing Date, duly executed by an authorized officer of Purchaser, relating to the satisfaction of the Closing conditions set forth in Section 7.3(a) and Section 7.3(b);
(vii)    to the Unitholder Representative, the Escrow Agreement, duly executed by a duly authorized officer of Purchaser; and
(viii)    to the Unitholder Representative or the Company, as the case may be, such other documents and instruments as may be reasonably required by the Unitholder Representative or the Company to consummate the transactions contemplated by this Agreement.
2.3    Termination of the Agreement. This Agreement may be terminated prior to the Closing as follows:
(a)    at the election of the Unitholder Representative or Purchaser on or after the close of business on September 6, 2014 (the “Termination Date”), if the Closing shall not have occurred by the close of business on such date; provided, however, that the terminating Party is not in breach in any material respect of any of its obligations hereunder or the cause of the failure of the Closing to occur on or before the Termination Date; or
(b)    by mutual written consent of the Unitholder Representative and Purchaser; or
(c)    by either Purchaser or the Unitholder Representative if (1) a Governmental Entity shall have (i) issued a non-appealable final judgment, order, injunction, decree or ruling (“Order”) or taken any other action; or (ii) enacted, enforced or deemed applicable to the Transaction a Law in final form, in each case having the effect of permanently restraining, enjoining, prohibiting or making illegal the consummation of the Transaction (provided that the Party seeking to terminate pursuant to this Section 2.3(c) shall have used commercially reasonable efforts to have any such Order or other action vacated or lifted); or (2) if any approval required to be obtained pursuant to Section 7.1(a) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable; or
(d)    by Purchaser, (i) upon a breach of any representation, warranty, covenant or agreement of the Company or the Unitholders set forth in this Agreement such that, individually or together with all such other then uncured breaches by the Company or the Unitholders, the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (a “Unitholder Terminating Breach”); provided that, if such Unitholder Terminating Breach is curable prior to the expiration of thirty (30) days from notice to the Unitholder Representative of its occurrence through the exercise of commercially reasonable efforts, and for so long as the Company or the applicable Unitholder continues to exercise such commercially reasonable efforts, Purchaser may not terminate this Agreement under this Section 2.3(d) until the expiration of such thirty (30) day period without such Unitholder Terminating Breach having been cured (but in no event shall the preceding proviso be deemed to extend the date set forth in Section 2.3(a)); or (ii) if satisfaction of any of the conditions set forth in Section 7.2 is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement); provided, further, that Purchaser shall not be entitled to terminate this Agreement pursuant to this clause Section 2.3(d) at any time during which Purchaser would be unable to satisfy the conditions in Section 7.3(a) or Section 7.3(b) hereof due to a breach of this Agreement by Purchaser; or
(e)    by the Unitholder Representative, (i) upon a breach of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement such that, individually or together with all such other then uncured breaches by Purchaser, the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (an “Purchaser Terminating Breach”); provided that, if such Purchaser Terminating Breach is curable prior to the expiration of thirty (30) days from notice to Purchaser of its occurrence through the exercise of Purchaser’s commercially reasonable efforts, and for so long as Purchaser continues to exercise such commercially reasonable efforts, the Unitholder Representative may not terminate this Agreement under this Section 2.3(e) until the expiration of such thirty (30) day period without such Purchaser Terminating Breach having been cured (but in no event shall the preceding proviso be deemed to extend the date set forth in Section 2.3(a)); or (ii) if satisfaction of any of the conditions set forth in Section 7.3 is or becomes impossible (other than through the failure of the Company or any Unitholder to comply with its obligations under this Agreement); provided, further that the Unitholder Representative shall not be entitled to terminate this Agreement pursuant to this Section 2.3(e) at any time during which any Unitholder or the Company would be unable to satisfy the conditions in Section 7.2(a) or Section 7.2(b) hereof due to a breach of this Agreement by any Unitholder or the Company.
2.4    Procedure Upon Termination. In the event of termination of this Agreement by the Unitholder Representative or Purchaser, or both, pursuant to Section 2.3 hereof, written notice thereof shall forthwith be given to the other Party or Parties, and this Agreement shall terminate, and the Transaction shall be abandoned, without further action by any Party.
2.5    Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 2.3 and Section 2.4, then, subject to the provisions of this Section 2.5, the Company, the Unitholders, the Unitholder Representative and Purchaser shall be relieved of their respective duties and obligations arising under this Agreement after the date of such termination, and such termination shall be without liability to the Company, the Unitholders, the Unitholder Representative or Purchaser; provided, however, that no such termination shall relieve any Party hereto from liability for any willful and material breach of this Agreement by such Party prior to the date of termination; provided, further, that the obligations of the Parties set forth in this Section 2.5 and in Article IX hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the exceptions disclosed in the disclosure schedule delivered by the Company to Purchaser and attached hereto as Schedule III (the “Disclosure Schedule”), the Company represents and warrants to Purchaser as follows, in each case as of the date hereof and as of the Closing Date as though made at and as of the Closing, unless otherwise specifically set forth herein:
3.1    Status, Authority, Conflicts.
(a)    The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all necessary limited liability company power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets, and is duly qualified to do business as a foreign entity under the laws of each jurisdiction where such qualification is necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. The Company has provided true and complete copies of the Governing Documents of the Company, as in effect as of the date of this Agreement, to Purchaser prior to the date hereof.
(b)    The Company has all necessary limited liability company power and authority to enter into the Transaction Documents to which it is a party and to carry out its obligations under such Transaction Documents. The execution, delivery and performance of the Transaction Documents to which the Company is a party and the consummation of the Transaction have been duly and validly authorized by the Company and no other proceedings on the part of the Company are necessary to authorize the Transaction or the Transaction Documents to which the Company is a party. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due execution and delivery by each of the other Parties, constitutes the valid and binding agreement of the Company enforceable against the Company in accordance with the terms and conditions of this Agreement, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance, and other similar Laws and principles of equity affecting creditors’ rights and remedies generally (the “General Enforceability Exceptions”).
(c)    Except as set forth in Schedule 3.1(c), the execution and delivery of this Agreement by the Company and the other Transaction Documents to which the Company is a party and the consummation and performance by the Company of its obligations hereunder will not (i) result in a violation or breach of any provision of the Governing Documents of the Company; (ii) result in a violation or breach of any provision of any Law or Order applicable to the Company or any of its Subsidiaries; or (iii) (A) require notice to or the Consent of any Person under; (B) conflict with, result in a violation or breach of, constitute a default under (or an event which, with notice or lapse of time, or both, would constitute a default under); (C) result in the termination of, a right of termination under or acceleration of, payment conditioned upon a change of control of the Company or approval or consummation of the transactions contemplated by this Agreement under; or (D) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under; in each of clauses (iii)(A)-(D), any Material Contract; except, in the cases of clauses (ii) and (iii), where the violation, breach, conflict, default, termination, right of termination, acceleration, payment, Lien or failure to give notice would not reasonably be expected to be material to the Company or any of its Subsidiaries. No consent, approval, non-objection, Permit, Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Transaction, except as would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries, and except for such filings as may be required under the HSR Act and as set forth in Schedule 3.1(c).
3.2    Capitalization of the Company. The Class A Units and the Class B Units listed on Schedule I are the only outstanding equity interests in the Company and are held of record, free and clear of all Liens, by the Unitholders in the individual amounts listed on Schedule I. Such equity interests are duly authorized and validly issued and have been offered, issued, sold, and delivered in compliance with applicable securities Laws. Except for the equity interests of the Company owned by Cobra Green and Bossidy set forth on Schedule I, there are not issued or outstanding (a) any other equity interests of the Company, (b) any options, warrants, or other rights to purchase from the Company any other equity interests of the Company, (c) any securities convertible into or exchangeable for equity interests of the Company, or (d) any other commitments of any kind for the issuance of options, warrants, or other securities of the Company. Except as set forth in the Governing Documents of the Company, there are no preemptive rights with respect to the issuance or sale of any equity interests of the Company and no commitments or understandings of any kind obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under applicable securities Laws, any such equity interests. There are no restrictions on the voting or transfer of the Company’s equity interests other than those arising from federal and state securities Laws or arising from the Transaction Documents or arising from the Governing Documents of the Company.

3.3    Subsidiaries.
(a)    All of the outstanding equity interests in the Subsidiaries (i) have been duly authorized and validly issued and (where applicable) are fully paid and non-assessable and (ii) are free and clear of any and all Liens other than Permitted Liens. All of the outstanding equity interests of each of the Subsidiaries are beneficially owned, directly or indirectly, by the Company. There are not outstanding, (x) any options, warrants, or other rights to purchase from any Subsidiary any equity interests of any Subsidiary, (y) any securities convertible into or exchangeable for equity interests of any Subsidiary, or (z) any other commitments of any kind for the issuance of equity interests or options, warrants, or other securities of any Subsidiary. There are no preemptive rights with respect to the issuance or sale of any equity interests of any Subsidiary or any commitments or understandings of any kind obligating any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under applicable securities Laws, any such equity interests. Each Subsidiary is a duly organized and validly existing corporation, partnership or limited liability company under the Laws of its jurisdiction of organization, has all necessary corporate, limited liability company or equivalent power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets, and is duly qualified to do business as a foreign entity and is in good standing under the Laws of each jurisdiction where such qualification is necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. The Company has provided true and complete copies of the Governing Documents of each Subsidiary, as in effect as of the date of this Agreement, to Purchaser prior to the date hereof.
(b)    Schedule 3.3(b) sets forth a true and complete list of each Subsidiary and such Subsidiary’s jurisdiction of incorporation or organization, the names of such Subsidiary’s beneficial owners, and the number of outstanding equity interests held by such Subsidiary’s beneficial owners. Except for the Subsidiaries, the Company does not own any equity interest in, or any interest convertible into, or exercisable or exchangeable for any equity interest in, any other Person.
3.4    Financial Information.
(a)    Schedule 3.4(a) contains the audited consolidated balance sheets of the Company and its Subsidiaries for the fiscal years ended December 31, 2012 and December 31, 2013 (the audited consolidated balance sheet for the fiscal year ended December 31, 2013, the “Balance Sheet”) and the related audited consolidated statements of operations, changes in members’ equity and cash flows for the fiscal years then ended (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial condition, results of operations, changes in members’ equity and cash flows of the Company and its Subsidiaries, as of the date thereof and for the periods covered thereby. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.
(b)    The Company maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of the Company and its Subsidiaries. The Company has not received notice of any claim, investigation, examination or proceeding alleging that the Company has engaged in questionable accounting or auditing practices. The books and records kept by the Company and its Subsidiaries are in all material respects complete and accurate and have been maintained in the Ordinary Course of Business and in accordance with applicable Laws and accounting requirements.
(c)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.
(d)    Except for (i) those liabilities that are reflected or reserved against in the Balance Sheet and (ii) those liabilities incurred since December 31, 2013 in the Ordinary Course of Business, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).
3.5    Absence of Certain Changes. Except as set forth in Schedule 3.5, since December 31, 2013, (i) there has been no Material Adverse Effect or any event, condition, fact, change, effect or development, individually or in the aggregate, that is reasonably likely to have a Material Adverse Effect, (ii) the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course of Business in all material respects and (iii) neither the Company nor any of its Subsidiaries has:
(a)    acquired or disposed of any assets or properties in any transaction with any Affiliate of the Company, or disposed of, transferred, mortgaged, encumbered or leased any material assets or properties in any transaction with any other Person;

(b)    adopted any amendment of the Governing Documents of the Company or any of its Subsidiaries or taken any action with respect to any reorganization, liquidation or dissolution;
(c)    (i) granted to any salaried employee or any class of other employees (x) any increase in base compensation or bonus opportunity, except to the extent granted prior to the date hereof in the Ordinary Course of Business in accordance with existing personnel policies or (y) any severance or termination pay, except, in each case, as required under any Benefit Plan in effect on the date hereof or by applicable Law, (ii) entered into any employment agreement with any employee; (iii) entered into, adopted, or amended, any Benefit Plan, or any plan that would have constituted a Benefit Plan if in effect as of the date hereof; (iv) granted or accelerated the vesting of any equity-based awards for the benefit of any current or former employee, officer, director or consultant; or (v) provided any funding for any rabbi trust or similar arrangement;
(d)    suffered any strike or other labor trouble with employees or been the subject of any effort to reorganize the Company’s or any of its Subsidiaries’ workforce, or any part thereof, into a bargaining unit or entered into any new, or amended any existing, collective bargaining agreement or similar agreement with respect to the Company or its Subsidiaries;
(e)    incurred, assumed or guaranteed any Indebtedness other than in an aggregate amount not exceeding $150,000 incurred in the Ordinary Course of Business;
(f)    entered into, amended, changed, or terminated, or suffered any amendment, change, or termination of, any Material Contract;
(g)    canceled or compromised any material claim or waived or released any material right or instituted, settled, or agreed to settle any Legal Proceeding; or consented to the issuance of any Order restricting or otherwise affecting its business or operations;
(h)    (i) adjusted, split, combined or reclassified any equity interests, (ii) set any record or payment dates for the payment of any dividends or distributions on any equity interest or made, declared or paid any dividend or distribution on any equity interest (except for dividends paid in the Ordinary Course of Business by any of the Subsidiaries of the Company to the Company or any other Subsidiary of the Company), (iii) redeemed, purchased or otherwise acquired any equity interests, securities convertible into its equity interests or any rights, warrants, calls, subscriptions or options to acquire its equity interests, (iv)  issued or authorized the issuance of any of its equity interests, securities convertible into its equity interests or any rights, warrants, calls, subscriptions or options to acquire its equity interests (including any equity-based compensation), (v) sold, leased, transferred, mortgaged, encumbered or otherwise disposed of any equity interest of any Subsidiary or (vi) entered into any agreement, understanding or arrangement with respect to the sale or voting of its equity interests;
(i)    made any acquisition of assets, investment or capital expenditures not included in the capital expenditure budget of the Company and its Subsidiaries set forth in Schedule 3.5 in excess of $25,000 individually or $100,000 in the aggregate; acquired direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise; or entered into any new line of business;
(j)    paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any liabilities in the Ordinary Course of Business;
(k)    made or changed any material Tax election, changed any method of Tax accounting, settled or compromised any material Tax Proceeding, liability for Taxes or right to a refund of Taxes, filed an amended Tax Return or a claim for a refund of Taxes, or entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law);
(l)    made any change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by changes in GAAP;
(m)    taken any action that would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevented or materially delayed the consummation of the transactions contemplated hereby; or
(n)    made any commitment to take, or adopted any resolutions of the board of managers of the Company in support of, any of the actions prohibited by this Section 3.5(iii).
3.6    Title to Assets.

(a)    Neither the Company nor any of its Subsidiaries own any real property. Schedule 3.6(a) sets forth all lease agreements to which the Company or any of its Subsidiaries are bound as parties with respect to any Leased Real Property (the “Real Property Leases”). True and complete copies of all Real Property Leases have been made available to Purchaser prior to the date hereof. All Real Property Leases are valid, binding, and in full force and effect and are enforceable against the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, the other parties thereto, in accordance with their terms and subject to the General Enforceability Exceptions. The Company and/or its Subsidiaries have complied in all material respects with the terms of the Real Property Leases and there are no material defaults existing under the Real Property Leases on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, of any other party thereto. The Company and/or its Subsidiaries own title to, or have valid leasehold or license interests in, all of the real property and tangible and intangible personal properties utilized by the Company and/or its Subsidiaries in the ownership or operation of their respective businesses.
(b)    Except as set forth on Schedule 3.6(b)(i), no Liens (other than Permitted Liens set forth on Schedule 3.6(b)(ii)) exist on any of the Company’s or its Subsidiaries’ assets, properties, or the Leased Real Property. All Personal Property Leases are valid, binding, and in full force and effect and are enforceable against the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, the other party thereto, in accordance with their terms, subject to the General Enforceability Exceptions. There are no material defaults existing under any of the Personal Property Leases on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, of any party thereto.
3.7    Contracts.
(a)    Schedule 3.7(a) lists each of the following Contracts of the Company and/or its Subsidiaries (together with all Real Property Leases listed in Schedule 3.6(a), collectively, the “Material Contracts”):
(i)    Each Contract or series of related Contracts (A) that resulted in payments by or to the Company or any of its Subsidiaries in excess of $500,000 during calendar year 2013 or expressly requires such payments in any calendar year commencing on or after January 1, 2014, or (B) that has a term of longer than three (3) years, which, in each case, cannot be cancelled by the Company or such Subsidiary without penalty or without more than 180 days’ notice or;
(ii)    All Contracts that relate to the sale of any of the Company’s or any of its Subsidiaries’ assets for consideration in excess of $50,000;
(iii)    All Contracts that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), in each case, other than as reflected in the capital expenditure budget of the Company and its Subsidiaries set forth in Schedule 3.5;
(iv)    All Contracts relating to Indebtedness, in each case having an outstanding principal amount in excess of $150,000;
(v)    All collective bargaining agreements or Contracts with any labor organization, union or association to which the Company or any of its Subsidiaries is a party;
(vi)    Any alliance, cooperation, joint venture or shareholders’ partnership agreement or similar Contract involving a sharing of profits or losses relating to the Company or any of its Subsidiaries;
(vii)    All Contracts limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any other Person or prohibiting the Company or any of its Subsidiaries from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally, other than any Contract with a vendor or supplier that resulted in payments by the Company or any of its Subsidiaries of less than $250,000 during calendar year 2013 or that does not expressly require such payments in any calendar year commencing on or after January 1, 2014, provided that such vendor and supplier Contracts below such dollar threshold do not bind Purchaser or any of its Affiliates (other than the Company and its Subsidiaries) from and after the Closing;
(viii)    All Contracts that contain any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision, (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, or (E) any obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation or other comparable liability after the date hereof, other than, in the case of clauses (B) and (C), any Contract that resulted in payments by the Company or any of its Subsidiaries of less than $250,000 during calendar year 2013 or that does not expressly require such payments in any calendar year commencing on or after January 1, 2014, provided that such Contracts under clauses (B) and (C) below such dollar threshold do not bind Purchaser or any of its Affiliates (other than the Company and its Subsidiaries) from and after the Closing; and
(ix)    All Contracts relating to any interest rate, derivatives or hedging transaction, other than such agreements entered into in the Ordinary Course of Business.
(b)    The Company has made available to Purchaser a copy of each Material Contract prior to the date hereof. Except as set forth on Schedule 3.7(b), all Material Contracts are valid, binding, and in full force and are enforceable against, the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, the other parties thereto, in accordance with their terms, subject to the General Enforceability Exceptions. Except as set forth on Schedule 3.7(b), neither the Company nor any of its Subsidiaries, as the case may be, is (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect under any Material Contract, and, to the Knowledge of the Company, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder.
3.8    Employee Benefit Matters.
(a)    Schedule 3.8(a) sets forth a list of each material Benefit Plan. Except as set forth on Schedule 3.8(a), (i) each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Benefit Plan for any period for which such Benefit Plan would not otherwise be covered by an IRS determination, (ii) each Benefit Plan has been administered in accordance with its terms and requirements of applicable Law in all material respects, (iii) all contributions required to be made to any Benefit Plan, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Financial Statements, and (iv) no Benefit Plan or employee benefit plan maintained by any ERISA Affiliate, in each case, as of the date hereof or during the six (6) years prior to the date hereof, is subject to Title IV of ERISA or Section 412 of the Code or is a “multiemployer plan,” as defined in Section 3(37) of ERISA.
(b)    With respect to each Benefit Plan, the Company has delivered to Purchaser a true, correct and complete copy of: (i) each writing constituting a part of such Benefit Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA), (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, and (vi) the most recent determination letter from the IRS, if any.
(c)    No claim, litigation or formal proceeding (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened in writing or asserted in writing, in each case against or in respect of the Benefit Plans.
(d)    Neither the execution and delivery of this Agreement, the member approval of this Agreement, nor the consummation of the transactions contemplated hereby will result in any “parachute payment” as defined in Section 280G(b)(2) of the Code.
(e)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust.
(f)    None of the Benefit Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law).
(g)    Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance in all material respects with Section 409A of the Code and applicable guidance thereunder.
3.9    Intellectual Property.

(a)    Schedule 3.9(a) sets forth a complete and accurate list of all patents, registered trademarks, registered copyrights, domain names, service marks, trade names or corporate names and applications for any of the foregoing, in each case owned by the Company or any of its Subsidiaries and material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.
(b)    The Company or a Subsidiary of the Company is the owner of, or has the right to use, free and clear of all Liens, all Intellectual Property material to the business of the Company and its Subsidiaries as currently conducted taken as a whole.
(c)    Neither the Company nor any of its Subsidiaries is a party to any pending, or to the Knowledge of the Company, threatened, suit, action or proceeding which involves a claim of infringement, unauthorized use, or violation of any Intellectual Property used or owned by any Person against the Company or its Subsidiaries, or challenging the ownership, use, validity or enforceability of any Intellectual Property owned or used by the Company or its Subsidiaries, except any such suit, action or proceeding that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or violated any Intellectual Property of any third Person, and (ii) no third Person has interfered with, infringed upon, misappropriated or violated any Intellectual Property of the Company or any of its Subsidiaries.
(d)    Schedule 3.9(d) sets forth a complete and accurate list of all licenses, sublicenses and other agreements to which the Company and/or its Subsidiaries are a party (i) granting any other Person the right to use the Intellectual Property, or (ii) pursuant to which Company or its Subsidiaries are authorized to use any third party Intellectual Property, which are used by the Company or its Subsidiaries in the business of the Company as currently conducted, other than commercial off-the-shelf software.
3.10    Insurance. Schedule 3.10 sets forth a list, as of the date hereof, of all material insurance policies maintained by the Company and/or its Subsidiaries (collectively, the “Insurance Policies”) and the Company has provided true and complete copies of the Insurance Policies to Purchaser prior to the date hereof. There is no claim for coverage by the Company or any of its Subsidiaries pending under any of such Insurance Policies as to which coverage has been denied or disputed in writing by the underwriters of such Insurance Policies or in respect of which such underwriters have reserved their rights. Such Insurance Policies are in full force and effect on the date of this Agreement and all premiums due on such Insurance Policies have been paid. Neither the Company nor any of its Subsidiaries has received written notice of any threatened termination of, material premium increase with respect to or material alteration of coverage under any of such Insurance Policies.
3.11    Litigation. Except as described in Schedule 3.11, there are no Legal Proceedings involving claims (whether direct claims, counter-claims, cross-claims or otherwise) asserted against the Company or its Subsidiaries, or for which the Company or its Subsidiaries may have indemnification or responsibility obligations, for damages in excess of $15,000 in any particular instance, pending or, to the Knowledge of the Company, threatened, involving (a) the Company or any of its Subsidiaries (other than Quantum Servicing Corporation); or (b) Quantum Servicing Corporation for which the Company or any of its Subsidiaries has retained liability or could have an indemnification obligation. Neither the Company nor any of its Subsidiaries nor any of their respective assets is subject to any Order of any Governmental Authority.
3.12    Operations in Conformity with Law.
(a)    The Company and its Subsidiaries are, and have been since January 1, 2010, in compliance in all material respects with all applicable Laws and Permits, and neither the Company nor any of its Subsidiaries has received any notice asserting a failure to comply in any material respect with any applicable Laws or Permits.
(b)    All Permits required for the Company and its Subsidiaries to conduct their business have been obtained and are valid and in full force and effect, except as would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, the Company is in compliance with any and all licensing requirements necessary for the operation of its REO business as presently conducted. None of the Company or any of its Subsidiaries is, or is required by the nature of its business to be, an approved Seller/Servicer of the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. The Company or its applicable Subsidiary is a certified federal contractor approved to do business with each of the federal Governmental Entities that is a customer or client of the Company or any of its Subsidiaries, in each case where the Company or its applicable subsidiary is required under applicable Law or Contract to be so certified.
(c)    The Company and each of its Subsidiaries has filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file (or furnish, as applicable) since January 1, 2010 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries. All Reports complied in all material respects with relevant legal requirements, including as to content. There are no unresolved written violations issued by any Governmental Entity with respect to any Report relating to any examinations of the Company or any of its Subsidiaries, except where any such violations would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries. The Company has provided to Purchaser prior to the date hereof true and complete copies of all material or non-routine correspondence since January 1, 2011 between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand (excluding any such correspondence with the Federal National Mortgage Association and/or the Federal Home Loan Mortgage Corporation in its capacity as a customer or client of the Company or any of its Subsidiaries).
(d)    Notwithstanding the foregoing, the representations and warranties in this Section 3.12 do not apply to matters covered by Sections 3.8 (Employee Benefit Matters), 3.9 (Intellectual Property), 3.13 (Taxes), and 3.14 (Employee Matters), which matters are covered exclusively in such Sections.
3.13    Taxes.
(a)    Except as set forth on Schedule 3.13:
(i)    the Company and its Subsidiaries have duly and timely filed (or obtained extensions as to) all material Tax Returns that are required to have been filed by them (taking into account any extensions for filing) and are true, correct and complete in all material respects;
(ii)    the Company and its Subsidiaries have paid or made adequate provision for the payment of all material Taxes (whether or not shown as due on any Tax Returns);
(iii)    (A) neither the Company nor any of its Subsidiaries has been audited by any Tax Authority or other governmental authority with respect to the Tax Returns of the Company or such Subsidiary and neither the Company nor any Subsidiary has received any written notice of deficiency or assessment of additional Taxes for which they would be liable, and (B) no deficiency assessment or proposed adjustment of the Taxes for which the Company or any of its Subsidiaries would be liable is pending;
(iv)    (A) neither the Company nor any of its Subsidiaries is a party to any action or proceeding by any Tax Authority or other Governmental Entity for assessment or collection of Taxes from the Company or such Subsidiary and (B) neither the Company nor any Subsidiary has granted any waiver of any statute of limitation with respect to, or any extension of a period for the assessment of, any Tax (other than filing extensions to file Tax Returns);
(v)    each of the Company and its Subsidiaries has complied in all material respects with applicable Laws relating to the payment and withholding of any Taxes required to be withheld from any payment to an employee, creditor or other third party and all material Taxes required to be withheld by the Company and its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or Taxing Authority or properly set aside in accounts for such purpose;
(vi)    there are no liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable;
(vii)    there have been no entity classification elections filed pursuant to Treasury Regulations Section 301.7701-3 (or any analogous provision of state or local income Tax Law), with respect to the Company or any Subsidiary;
(viii)    (A) the Company is, and, since January 1, 2009, has been, properly classified as a partnership for U.S. federal income tax purposes and (B) each of the Subsidiaries is, and since December 30, 2008, has been, properly classified as a partnership or a disregarded entity for U.S. federal income tax purposes, and, in each case, the Company has not taken, nor to the Knowledge of the Company has any other Person taken, a position inconsistent with such classification on any Tax Return, in connection with any Pre-Closing Tax Contest or otherwise ; and
(ix)    the Class A Units and the Class B Units constitute all of the partnership interest in the Company for Tax purposes.
(b)    The representations and warranties set forth in Sections 3.5, 3.8, 3.14 and this Section 3.13 shall constitute the only representations and warranties by the Company with respect to Taxes, provided that the foregoing shall in no way affect Purchaser’s rights to indemnification under Section 8.2(a)(vi).

3.14    Employee Matters
(a)    Except as set forth in Schedule 3.14(a), the Company and each of its Subsidiaries are in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours.
(b)    Neither the Company nor any of its Subsidiaries is subject to any labor strike, lockout, dispute, slow down, stoppage or similar labor dispute. Except as set forth on Schedule 3.14(b), neither the Company nor any of its Subsidiaries has received during the six years immediately prior to the date hereof any notice of, and to the Knowledge of the Company there is not any threatened, labor, or civil rights dispute, controversy, or grievance or any other unfair labor practice proceeding or breach of contract claim or action with respect to claims of, or obligations to, any of the Company’s or its Subsidiaries’ employees, consultants, officers, or directors.
(c)    Each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Benefit Plans) is properly so characterized.
(d)    Except as set forth on Schedule 3.14(d), (i) there is no collective bargaining or similar agreement with any union, labor organization, works council, or similar representative covering any employee of the Company or any of its Subsidiaries, (ii) no petition for certification or election of any such representative is existing or pending with respect to any employee of the Company or any of its Subsidiaries, and (iii) no such representative has sought certification or recognition with respect to any employee of the Company or any of its Subsidiaries.
3.15    Brokers. Except as set forth on Schedule 3.15, all negotiations relating to this Agreement and the transactions contemplated by this Agreement have been carried on without the intervention of any Person acting on behalf of the Company or any of its Subsidiaries in such manner as to give rise to any valid claim against the Company or any of its Subsidiaries or Purchaser for any brokerage or finder’s commission, fee, or similar compensation.
3.16    Affiliate Transactions. Except as disclosed on Schedule 3.16, no officer, director, equity holder or other Affiliate of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any employee of the Company or any of its Subsidiaries, is a party to any Contract or transaction with the Company or any of its Subsidiaries other than employment related arrangements entered into in the Ordinary Course of Business. No officer, director, equity holder or, to the Knowledge of the Company or any Unitholder, other Affiliate of the Company (other than any Subsidiary of the Company) owns any material properties or assets used in the conduct of the business of the Company and its Subsidiaries.
3.17    Customers and Suppliers. Schedule 3.17 attached hereto sets forth (a) a list of the Company’s top ten (10) customers from continuing operations (on a consolidated basis) (by gross revenues generated from sales to such customers) (each, a “Significant Customer”) and (b) a list of the Company’s top ten (10) suppliers from continuing operations (on a consolidated basis) (by aggregate cost of purchases from such suppliers) (each, a “Significant Supplier”), in each case for the fiscal year ended December 31, 2013. Neither the Company nor any of its Subsidiaries has received any written notice from any Significant Customer to the effect that such Significant Customer will stop, materially decrease the rate of, or materially and adversely change the terms (whether related to payment, price or otherwise) with respect to, buying products or services from the Company or any of its Subsidiaries (whether as a result of the consummation of the Transaction or otherwise), and to the Knowledge of the Company, no Significant Customer has threatened in writing to do any of the foregoing. Neither the Company nor any of its Subsidiaries has received any written notice from any Significant Supplier to the effect that such Significant Supplier will stop, materially decrease the rate of, or materially and adversely change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company or any of its Subsidiaries (whether as a result of the consummation of the Transaction or otherwise), and to the Knowledge of the Company, no Significant Supplier has threatened in writing to do any of the foregoing.
3.18    Data Collection and Privacy Policies. The collection, use, storage, transfer and disclosure of any personally identifiable information (the “Information Practices”) by the Company and its Subsidiaries, and use by third parties having authorized access to the databases or other records of the Company and its Subsidiaries, conforms in all material respects, and at all times has conformed in all material respects, to all Laws and all contractual commitments governing the Information Practices of the Company and each of its Subsidiaries. The Information Practices of the Company and its Subsidiaries have been materially consistent with all statements or representations (as they may have been amended or supplemented) made to customers, potential customers and third parties regarding such practices. Since January 1, 2010, the Company and its Subsidiaries (a) have not received any written notification alleging that the Company or any of its Subsidiaries have violated any regulation relating to the Information Practices by the Company or any of its Subsidiaries or by third parties having authorized access to databases or other records of the Company and its Subsidiaries, and (b) to the Knowledge of the Company, there have been no material violations of any regulation relating to the Information Practices.

3.19    Disclaimer of Other Representations and Warranties.
(a)    NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES, REPRESENTATIVES, EMPLOYEES, DIRECTORS, OFFICERS OR UNITHOLDERS HAS MADE, AND SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III.
(b)    Without limiting the generality of the foregoing, but without limiting the ability of Purchaser to rely on the representations and warranties expressly set forth in this Article III, neither the Company, any Unitholder nor any other Person (including, without limitation, any representative, employee, officer, director or stockholder of the Company or any of its Subsidiaries) has made, and shall not be deemed to have made, any express or implied representation or warranty, either written or oral, in the materials relating to the business of the Company and its Subsidiaries made available to Purchaser, including due diligence materials, or in any presentation of the business of the Company and its Subsidiaries by management of the Company or others in connection with the Transaction, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Purchaser in executing, delivering and performing this Agreement and the other transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to any offering memorandum or similar materials made available by the Company and its representatives, are not and shall not be deemed to be or to include representations or warranties of the Company, and are not and shall not be deemed to be relied upon by Purchaser in executing, delivering and performing this Agreement and the transactions contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF UNITHOLDERS
Each of the Unitholders, severally and not jointly, hereby represents and warrants to Purchaser those representations and warranties set forth in Article IV. Unless otherwise specifically set forth herein, all representations and warranties made pursuant to this Article IV are made as of the date hereof and as of the Closing Date.
4.1    Authority and Validity. Such Unitholder (if an entity) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Such Unitholder (if an entity) has the limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the Transaction. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by such Unitholder, and no other proceedings on the part of such Unitholder are necessary to approve this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Unitholder and (assuming due authorization, execution and delivery by the other Parties hereto) constitutes a valid and binding obligation of such Unitholder, enforceable against such Unitholder in accordance with its terms, except as may be limited by the General Enforceability Exceptions. If such Unitholder is a natural Person and is married, and such Unitholder’s Class A Units and/or Class B Units constitutes community property or spousal or other approval is otherwise required for this Agreement to be legal, valid and binding, the execution, delivery and performance of this Agreement and the consummation by such Unitholder of the transactions contemplated hereby have been duly authorized by, and, assuming the due authorization, execution and delivery by Purchaser and each of the other Parties hereto, constitutes the legal, valid and binding obligation of such Unitholder’s spouse, enforceable against such spouse in accordance with its terms, except as may be limited by the General Enforceability Exceptions.
4.2    No Violation. The execution, delivery and performance of such Unitholder of this Agreement does not, and the consummation of the Transaction by such Unitholder, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (a) the Governing Documents of such Unitholder if such Unitholder is an entity, (b) any Laws or Orders applicable to such Unitholder or (c) any Contract to which such Party is a party or by which such Unitholder is bound or to which any of such Unitholder’s properties or assets is subject, other than, in the case of clauses (b) and (c), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to materially impair or delay such Unitholder’s ability to consummate the transactions contemplated by this Agreement. No consent, approval, non-objection, Permit, Order, declaration or filing with, or notice to, any Governmental Entity or any third Person is required by or with respect to such Unitholder in connection with the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated thereby.

4.3    Ownership of Class A Units and/or Class B Units. Each such Unitholder is the legal and beneficial owner of the Class A Units and/or the Class B Units set forth opposite his, her or its name on Schedule I, free and clear of all Liens.
4.4    Brokers. Except as set forth on Schedule 4.4, all negotiations relating to this Agreement and the transactions contemplated by this Agreement have been carried on without the intervention of any Person acting on behalf of such Unitholder in such manner as to give rise to any valid claim against the Company or any of its Subsidiaries or Purchaser for any brokerage or finder’s commission, fee, or similar compensation.
4.5    Disclaimer of Other Representations and Warranties. SUCH UNITHOLDER HAS NOT MADE, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO SUCH UNITHOLDER OR TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to the Company and each Unitholder as follows:
5.1    Corporate Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership of its properties makes such qualification necessary, except for where such failures to be so qualified would not, individually or in the aggregate, reasonably be expected to materially delay or impair Purchaser’s ability to consummate the Transaction.
5.2    Authority and Validity. Purchaser has all requisite power and authority to execute and deliver this Agreement and to consummate the Transaction. The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by Purchaser, and no other proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other Parties) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by the General Enforceability Exceptions.
5.3    No Violation. The execution, delivery and performance by Purchaser of this Agreement does not, and the consummation of the Transaction by Purchaser will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (a) the Governing Documents of Purchaser, (b) any applicable Laws or applicable Orders or (c) any Contract to which Purchaser is a party or by which Purchaser is bound or to which any of Purchaser’s properties or assets is subject, other than, in the case of clauses (b) and (c), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to materially impair or delay Purchaser’s ability to consummate the transactions contemplated by this Agreement.
5.4    Investment Intention. Purchaser is acquiring the Class A Units and the Class B Units being sold hereunder for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) thereof. Purchaser understands that neither the Class A Units nor the Class B Units being sold hereunder have been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser is an “accredited investor” as defined in Rule 501(a) of the Securities Act.
5.5    Financial Capability; Solvency. Purchaser has, as of the date hereof and will have as of the Closing Date, sufficient funds to be able to pay full Enterprise Value and any expenses incurred by Purchaser in connection with the Transaction. Purchaser has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities. No transfer of property is being made and no obligation is being incurred in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of Purchaser, the Company or any of their respective Subsidiaries. Immediately after giving effect to the transactions contemplated hereby, Purchaser and its Subsidiaries (including, without limitation, the Company and its Subsidiaries) will be Solvent. As used herein, “Solvent” means, with respect to any Person, that (a) the assets of such Person, at a present fair saleable valuation, exceeds the sum of its debts (including a reasonable estimate of all contingent and unliquidated debts); (b) such Person has adequate capital to carry on its business as currently conducted; and (c) such Person does not intend or believe it will incur debts beyond its ability to pay as such debts mature.
5.6    Brokers. All negotiations relating to this Agreement and the Transaction have been carried on without the intervention of any Person acting on behalf of Purchaser in such manner as to give rise to any valid claim against the Company, any of its Subsidiaries or any Unitholder for any brokerage or finder’s commission, fee, or similar compensation.
5.7    Litigation. There is no Legal Proceeding pending that relates to this Agreement or the transactions contemplated hereby or, to the knowledge of Purchaser, threatened, against or affecting Purchaser or any of its Affiliates that challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of, or seeks other material equitable relief with respect to, the transactions contemplated by this Agreement or that would reasonably be expected to materially impair or delay Purchaser’s ability to consummate the transactions contemplated by this Agreement.
5.8    Inspection; No Other Representations. Purchaser is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company and its Subsidiaries as contemplated hereunder. Purchaser has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, Purchaser acknowledges that (a) the Company does not make any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries or the future business and operations of the Company and its Subsidiaries (including, without limitation, any future sales of any of the Company’s Subsidiaries’ products or services) or (ii) any other information or documents made available to Purchaser or its counsel, accountants or advisors with respect to the Company, any of its Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in Article III, or any Unitholder, except as expressly set forth in Article IV and (b) Purchaser has not relied nor will it rely upon any of the information described in subclauses (i) and (ii) of clause (a) above or any other information, representation or warranty, except those representations or warranties set forth in Article III and Article IV hereof, in negotiating, executing, delivering and performing this Agreement and the transactions contemplated hereby. Purchaser understands and agrees that it is acquiring the Company and its Subsidiaries in the condition the Company and its Subsidiaries are in on the Closing Date based upon Purchaser’s own inspection, examination and determination of all matters related thereto, and without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company, any of its Subsidiaries, the Unitholder Representative or any Unitholder, except for the representations and warranties made by the Company which are expressly set forth in Article III and by each Unitholder which are expressly set forth in Article IV. Purchaser acknowledges and agrees that the representations and warranties set forth in this Agreement (as qualified by the Schedules) supersede, replace and nullify in every respect the data set forth in any other document, material or statement, whether written or oral, made available to Purchaser.
5.9    Disclaimer of Other Representations and Warranties. PURCHASER HAS NOT MADE, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO PURCHASER OR ANY OF ITS AFFILIATES OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1    Further Assurances.
(a)    Subject to the terms hereof, from the date of this Agreement until the Closing Date or the earlier termination of this Agreement (the “Pre-Closing Period”), the Company, the Unitholders and Purchaser shall each use its commercially reasonable efforts to (a) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Transaction as promptly as practicable; (b) obtain from any Governmental Entity or any other third party any Consents or Orders required to be obtained or made by the Company, the Unitholders or Purchaser in connection with the authorization, execution and delivery of this Agreement, the other Transaction Documents and the consummation of the Transaction, including those set forth in Schedule 3.1(c); (c) as promptly as practicable, make all necessary filings, and thereafter make and cooperate with the other Parties with respect to any other required submissions, with respect to this Agreement and the Transaction required under (i) any applicable U.S. federal or state or foreign securities Laws, (ii) the HSR Act and any related governmental request thereunder (it being agreed that the Company and Purchaser shall use commercially reasonable efforts, within ten (10) Business

Days after the execution of this Agreement, to make the necessary filing with the appropriate Governmental Entity in accordance with the HSR Act and thereafter to seek early termination with respect thereto) and any other competition notifications applicable to the Transaction, and (iii) any other applicable Law; and (d) execute or deliver any additional instruments reasonably necessary to consummate the Transaction in accordance with the terms hereof; and (e) as promptly as practicable, make all necessary filings, and thereafter make and cooperate with the other Parties with respect to, and promptly provide to the applicable state licensing authorities any and all information required in connection with, obtaining the consents and approvals (or new licenses) contemplated by Sections 7.2(g) and (h) (it being understood that failure to comply with this clause (e) shall be deemed a material breach of this Agreement for purposes of Section 2.3(a)). Each Party shall supply as promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act or any other applicable Law; provided, however, that any information of documentation provided pursuant to this sentence may be redacted as necessary to address reasonable attorney-client privilege concerns.
(b)    Each Party shall, in connection with the actions referenced in Section 6.1(a) to obtain all requisite approvals and authorizations for the Transaction under the HSR Act or any other applicable Law, (i) cooperate with each other in connection with any communication, filing or submission; (ii) keep the other Parties and/or its counsel informed of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other Governmental Entity, in each case regarding the Transaction; and (iii) permit the other Party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity, and to the extent permitted by the FTC, the DOJ or such other Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences.
(c)    For the avoidance of doubt, the failure to obtain any Consent or Order set forth in Schedule 3.1(c) shall not in and of itself serve as the basis for Purchaser to seek indemnification under Article VIII, provided that the Company and the Unitholders used commercially reasonable efforts to obtain such Consent or Order pursuant to this Section 6.1 and otherwise did not breach this Agreement or take any other action that would be indemnifiable under Article VIII.
6.2    Notification. Prior to the Closing or the earlier termination of this Agreement, the Company and the Unitholder Representative shall promptly disclose to Purchaser any event, development or occurrence which would result in the condition set forth in Section 7.2(a) becoming incapable of being satisfied (any such disclosure, an “MAE Notice”), affirmatively state that such matter would result in the condition set forth in Section 7.2(a) being incapable of being satisfied and promptly provide Purchaser with any information reasonably requested by Purchaser with respect to the matters specified in any MAE Notice. Purchaser shall have the right to terminate this Agreement for failure to satisfy the closing condition set forth in Section 7.2(a) by providing written notice to the Unitholder Representative prior to the Closing electing to so terminate this Agreement; provided that if Purchaser does not elect to terminate this Agreement prior to the Closing, then Purchaser shall be deemed to have irrevocably waived its right to indemnification under Article VIII with respect to the specific matters expressly described in the MAE Notice.
6.3    Confidentiality.
(a)    Purchaser acknowledges that the information provided to it in connection with this Agreement and the Transaction is subject to the terms of the letter agreement by and between the Company and Purchaser, dated January 21, 2014 (the “Non-Disclosure and Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Non-Disclosure and Confidentiality Agreement shall terminate. In the event that this Agreement terminates pursuant to Section 2.3, however, the Non-Disclosure and Confidentiality Agreement shall continue in full force and effect in accordance with its terms. The Parties hereto agree that any information provided by Purchaser or its Affiliates to the Company, the Unitholders or their respective Affiliates in connection with this Agreement and the Transaction, including information regarding integration and future business planning, shall be protected in the same manner that information provided by the Company to Purchaser is protected from disclosure and use under the Non-Disclosure and Confidentiality Agreement, mutatis mutandis.
(b)    From the Closing until the third (3rd) anniversary of the Closing Date, each of the Unitholders agrees that it shall not disclose to any Person not employed by Purchaser or an Affiliate of Purchaser or not engaged to render services to Purchaser or an Affiliate of Purchaser, or use for the benefit of itself or others, any confidential information or trade secrets of the Company or its Subsidiaries; provided, however, that this Section 6.3(b) shall not preclude any Unitholder from use or disclosure of such information (i) if use or disclosure of such information is required by applicable Law, (ii) if use or disclosure of such information is required in connection with any bona fide claim against or involving such Unitholder, (iii) if such information is readily ascertainable from public information other than as a result of a breach of the confidentiality obligations herein by any Unitholder, (iv) if such Unitholder receives such information on a non-confidential basis from a source other than Purchaser, the Company or any of its Subsidiaries or any of their respective officers, directors, managers, employees, agents or representatives, provided that such source is not known (after due inquiry) by such Unitholder to be subject to a contractual, legal, fiduciary or other obligation of confidentiality with respect to such information, or (v) if such information is or was independently developed by such Unitholder without the use of or reference to any such information; provided, further, that in the case of clauses (i) and (ii), the applicable Unitholder shall provide Purchaser, to the extent practicable, with adequate prior notice to allow Purchaser to seek an appropriate protective order, and shall reasonably cooperate with Purchaser (at Purchaser’s sole expense) in connection therewith; provided, further, that nothing in this Section 6.3(b) shall limit or restrict the disclosure or use of any such confidential information by any Unitholder who is an officer, director, manager or employee of the Company or any of its Subsidiaries in the performance of such Unitholder’s duties as such on behalf of the Company and/or any of such Subsidiaries.
6.4    Publicity. The Parties hereto will, and will cause each of their respective Affiliates and representatives to, maintain the confidentiality of this Agreement and the transactions contemplated hereby and will not, and will cause each of their respective Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Unitholder Representative and Purchaser, which consent shall not be unreasonably withheld; provided, however, that (a) upon the execution of this Agreement each party may release its own press release in the form previously agreed and upon the Closing the Unitholder Representative and Purchaser shall release a mutually agreed upon joint press release, (b) a Party may, without the prior consent of Purchaser and Unitholder Representative, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by Law or by the rules of any applicable self-regulatory organization or stock exchange, in which event such Party will use its commercially reasonable efforts to consult with Purchaser and the Unitholder Representative and allow reasonable time to comment on such press release or public announcement in advance of its issuance and (c) nothing in this Section 6.4 shall prohibit any institutional Unitholder from disclosing any information relating to the transactions contemplated by this Agreement to any current or prospective investor or limited partner of such Unitholder to the extent such disclosure is customarily made in the ordinary course of such Unitholder’s business.
6.5    Tax Matters.
(a)    All transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transaction (“Transfer Taxes”), shall be borne equally by Purchaser, on the one hand, and the Unitholders, on the other hand. All necessary Tax Returns and other documentation with respect to all such Transfer Taxes shall be timely filed by the party primarily responsible for such filing under applicable Law.
(b)    (i)    The Unitholder Representative shall have the right to elect to cause to be prepared, at the expense of the Unitholders (based on their respective Pro Rata Shares on a several and not joint basis, with any such expenses due from the Unitholders to be paid out of the Escrow Amount), all income, franchise or other similar Tax Returns of the Company and its Subsidiaries for all Tax periods ending on or before the Closing Date (including any Tax Return required to be filed by the Company in respect of Quantum Servicing Corporation, a Delaware corporation) and any other Tax Returns of the Company or any of its Subsidiaries for all Tax periods ending on or before the Closing Date if the Unitholders may be obligated to indemnify Purchaser for such Taxes under this Agreement (“Pre-Closing Tax Returns”), by providing reasonable prior notice to Purchaser and the Company. Such Tax Returns shall be prepared in a manner consistent with past practice. If the Unitholder Representative has elected to prepare such Tax Returns, the Unitholder Representative shall provide Purchaser drafts of the Pre-Closing Tax Returns for its review and approval at least thirty (30) days prior to the filing of such Tax Returns, and Purchaser shall timely file or cause to be timely filed all such Tax Returns of the Company and each of its Subsidiaries.
(ii)    If the Unitholder Representative has not elected to prepare such Tax Returns, Purchaser shall, at the expense of the Unitholders (based on their respective Pro Rata Shares on a several and not joint basis, with any such expenses due from the Unitholders to be paid out of the Escrow Amount), prepare such Tax Returns consistent with the provisions of this Section 6.5(b), and shall provide such Tax Returns to the Unitholder Representative for its review and approval at least thirty (30) days prior to filing.
(iii)    Purchaser shall prepare or cause to be prepared any Tax Returns of the Company and any of its Subsidiaries for all Tax periods that begin on or before and end after the Closing Date (all such Tax Returns, the “Straddle Returns”). Such Straddle Returns shall be prepared in a manner consistent with past practice. Purchaser shall provide drafts of such Straddle Returns to the Unitholder Representative for its review and approval at least thirty (30) days prior to filing.
(iv)    In the event of a dispute with respect to any Pre-Closing Tax Returns or Straddle Returns (whether prepared by the Unitholder Representative or Purchaser) described in this Section 6.5(b), the Parties shall negotiate in good faith to resolve such dispute for thirty (30) days. Any dispute that cannot be resolved through negotiations between

Purchaser and the Unitholder Representative shall be taken to the Neutral Arbitrator. All fees and expenses relating to the work performed by the Neutral Arbitrator shall be allocated equally between the Unitholders (based on their respective Pro Rata Shares on a several and not joint basis), on the one hand, and Purchaser, on the other hand, with any such fees and expenses due from the Unitholders to be paid out of the Escrow Amount. The determination of the Neutral Arbitrator shall be binding on the Parties.
(c)    Prior to the Escrow Termination Date and for so long as the remaining Escrow Amount (reduced for any settled or pending Indemnification Claims) exceeds the amount of the Tax at issue, the Unitholder Representative shall have the right to control, at the expense of the Unitholders (based on their respective Pro Rata Shares on a several and not joint basis, with any such expenses due from the Unitholders to be paid out of the Escrow Amount), and Purchaser shall have the right to participate in (at its own expense), any audit, litigation or other proceeding with respect to Taxes and Tax Returns of the Company or any of its Subsidiaries for which the Unitholders would be obligated to indemnify Purchaser under this Agreement or that relate to a Tax refund or credit for which the Unitholders are entitled to under this Agreement (a “Pre-Closing Tax Contest”); provided, however, that the Unitholder Representative shall not settle or compromise any such Pre-Closing Tax Contest without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if such settlement or compromise would have the effect of increasing a Tax liability of the Company or its Subsidiaries that is not indemnified by the Unitholders under this Agreement. Purchaser shall provide the Unitholder Representative with prompt notice of any written inquiries by a Taxing Authority relating to a Pre-Closing Tax Contest within five (5) days of the receipt of such notice. If the Unitholder Representative elects not to control such Pre-Closing Tax Contest (or if the Pre-Closing Tax Contest arises after the Escrow Termination Date or at a time when the Tax at issue exceeds the remaining Escrow Amount (reduced for any settled or pending Indemnification Claims) then Purchaser shall control such matter, at the expense of the Unitholders (based on their respective Pro Rata Shares on a several and not joint basis, with any such expenses due from the Unitholders to be paid out of the Escrow Amount), provided in such case that (x) the Unitholder Representative shall have the right to participate in any such matter (at the expense of the Unitholders (based on their respective Pro Rata Shares on a several and not joint basis, with any such expenses due from the Unitholders to be paid out of the Escrow Amount)) and (y) Purchaser shall keep the Unitholder Representative reasonably informed of the details and status of such matter (including providing the Unitholder Representative with copies of all written correspondence regarding such matter). Purchaser shall not settle any such proceedings without the written consent of the Unitholder Representative (not to be unreasonably withheld, conditioned or delayed) if such settlement or compromise would have the effect of increasing a Tax liability that the Unitholders are required to indemnify under this Agreement.
(d)    The Unitholder Representative and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns for the Company and its Subsidiaries, the filing and prosecution of any Tax claims, and any audit, litigation or other proceeding with respect to Taxes of the Company or any of its Subsidiaries. Such cooperation shall include making employees available on a mutually convenient basis to provide assistance in the preparation of the Pre-Closing Tax Returns and additional information and explanation of any material provided hereunder.
(e)    Without the prior written consent of the Unitholder Representative, neither Purchaser, the Company nor any of their Affiliates shall make or change any Tax election, adopt or change any accounting method, file any Tax Return (including amended Tax Returns), surrender any right to claim a refund of Taxes or take any other action outside the ordinary course of business, in each case, if such election, adoption, change, amendment, surrender or action could have the effect of increasing the Tax liability of the Unitholders or any of their respective direct or indirect owners.
(f)    For the portion of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, Purchaser shall cause the Company and its Subsidiaries to carry on its business only in the ordinary course in the same manner as heretofore conducted.
(g)    To the extent permitted or required by applicable Law, the taxable year of each of the Company and its Subsidiaries that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent not permitted or required by applicable Law, for all purposes of this Agreement, in the case of any Straddle Period, the allocation of such Taxes to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, except for property Taxes, ad valorem Taxes and other similar Taxes calculated without regard to income or receipts which shall be prorated on a daily basis.
6.6    Conduct of the Business Prior to the Closing. During the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, (a) conduct their respective businesses in the Ordinary Course of Business, except as required by Law or as otherwise expressly contemplated by this Agreement, (b) use commercially reasonable efforts to preserve intact its business and all of its material assets, franchises, licenses, operations and properties, keep available the services of its current officers and significant employees and independent contractors, and maintain its current relations and goodwill with vendors, customer base, regulators, employees and other Persons having material business relationships with the Company and/or its Subsidiaries. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, take any action that would cause any of the changes, events or conditions described in Section 3.5 to occur. Notwithstanding the foregoing, Purchaser is hereby deemed to consent to (i) the Company’s distribution of its equity and debt interests in MSLS Holdings to Cobra Green or one or more Affiliates of Cobra Green at or prior to the Closing in accordance with the steps set forth on Schedule 6.6 (the “MSLS Distribution”) and (ii) the Company’s distribution of all cash and cash equivalents of the Company and its Subsidiaries in excess of $2,500,000 in the aggregate to the Unitholders at or prior to the Closing (it being understood that any cash and cash equivalents (other than restricted cash) that is not so distributed (including, for the avoidance of doubt, such $2,500,000) shall be treated as a Current Asset for all purposes under this Agreement).
6.7    Pre-Closing Period Access to Information.
(a)    Subject to Section 6.7(b), except as required pursuant to any confidentiality agreement or similar Contract between the Company or any of its Subsidiaries and a third Person or pursuant to applicable Law (provided that in such case the Parties shall cooperate in good faith to identify a reasonable alternative to make such information available to Purchaser and its representatives), during the Pre-Closing Period, the Company will: (i) provide Purchaser and its representatives (including any Person who is considering providing financing to Purchaser to finance all or any portion of the Enterprise Value that is subject to a written confidentiality agreement with customary restrictions on use and disclosure of information with respect to the Company and its Subsidiaries, and their respective representatives) with reasonable access, upon reasonable prior notice and during normal business hours at mutually convenient times, to the officers, employees, agents and accountants of the Company and its Subsidiaries and their assets and properties and books and records; and (ii) furnish Purchaser and such other Persons with all such information and data (including, without limitation, copies of Contracts, Benefit Plans and other books and records) concerning the business and operations of the Company and its Subsidiaries as Purchaser or any of such other Persons reasonably may request in connection with such investigation.
(b)    Any such access and/or investigation by Purchaser and its representatives shall not unreasonably interfere with any of the businesses or operations of the Company or its Subsidiaries. Neither Purchaser nor any of its representatives shall have any contact whatsoever, prior to the Closing Date, with respect to the Company or any of its Subsidiaries or the Transaction with any agent, broker, partner, lessor, vendor, customer, supplier, employee or consultant of the Company or any of its Subsidiaries, except (i) for the management team members with which it has been engaged in discussions and diligence, and (ii) in consultation with the Company and then only with the express prior written approval of the Company (not to be unreasonably withheld). All requests by Purchaser for access or information shall be submitted or directed exclusively to Raymond James & Associates, Inc., Messrs. Bossidy, D’Urso, Kushel or Harris, or any other individual or individuals to be designated in writing by the Company.
6.8    Post-Closing Preservation of Records. In order to facilitate the resolution of any claims made against or incurred by the Company and/or any of its Subsidiaries prior to the Closing, or to the extent reasonably necessary for tax, regulatory, contractual or other legitimate, noncompetitive purposes, for a period of seven (7) years after the Closing, Purchaser shall:
(a)    retain the books and records (including personnel files) of the Company and its Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with Purchaser’s Record Management Policy and Records Retention Schedule; and
(b)    upon reasonable notice, afford the Unitholder Representative reasonable access (including the right to make photocopies), during normal business hours, to such books and records.
6.9    No Solicitation. From the date hereof until the earlier of the termination of this Agreement pursuant to Section 2.3 or the Closing, each Unitholder and the Company shall, and shall cause the Company and its Subsidiaries and each of their respective directors, officers, partners, controlled Affiliates, members, managers, trustees, employees and agents and advisors to the extent acting on behalf of such Unitholder, Company or Affiliate (all such parties, collectively, the “Company Representatives”) to, cease any and all existing activities, discussions or negotiations with any Person other than Purchaser with respect to, and to deal exclusively with Purchaser and its designated Affiliates and representatives regarding, any and all acquisitions of, sales of, and investments in, the Company or any of its Subsidiaries or their respective businesses, securities or assets, whether by way of merger, consolidation or other business combination with any other Person, purchase or exchange of equity interests, purchase of assets or otherwise (an “Alternative Transaction”) and, without the prior consent of Purchaser, the Unitholders and the Company shall not, and shall cause the Company’s Subsidiaries and the Company Representatives not to, directly or indirectly:

(a)    solicit, initiate, encourage or otherwise engage in any negotiations, discussions or other communications with any other Person relating to any Alternative Transaction;
(b)    provide information or documentation to any other Person with respect to the Company or any of its Subsidiaries or any of their respective businesses or assets in respect of any Alternative Transaction; or
(c)    enter into any Contract with any other Person in respect of any Alternative Transaction.
6.10    Director and Officer Indemnification and Insurance.
(a)    Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company and its Subsidiaries for acts or omissions occurring at or prior to the Closing now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer, director, or manager, as applicable, of the Company or any of its Subsidiaries, as provided in the Governing Documents of the Company or such Subsidiary, in each case as in effect on the date of this Agreement, or pursuant to any other Contract in effect on the date hereof, shall survive the Closing and shall continue in full force and effect in accordance with their respective terms and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Closing.
(b)    The Company shall, at its own expense, obtain as of the Closing Date “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors, officers and managers of the Company and its Subsidiaries when compared to the insurance maintained by or on behalf of the Company and its Subsidiaries as of the date hereof, in each case, with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transaction). Alternatively, the Company may, at Cobra Green's expense, arrange for the continuation of the same coverage and amounts, and containing the same terms and conditions as is in force under the policy which provides coverage to Cobra Green as of the Closing Date for the directors, officers and managers of the Company and its Subsidiaries, but solely with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transaction) and the maintenance of such coverage for a period of six (6) years from the Closing Date.
(c)    The obligations of Purchaser and the Company under this Section 6.10 shall not be terminated or modified in such a manner as to adversely affect any director, officer or manager to whom this Section 6.10 applies without the consent of such affected director, officer or manager (it being expressly agreed that the directors, officers and managers to whom this Section 6.10 applies shall be third-party beneficiaries of this Section 6.10, each of whom may enforce the provisions of this Section 6.10).
(d)    In the event Purchaser, the Company or any Subsidiary of the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Purchaser, the Company or such Subsidiary, as the case may be, shall assume all of the obligations set forth in this Section 6.10.
6.11    Employment and Benefit Matters. For the period commencing on the Closing Date and ending on December 31, 2014, Purchaser agrees to maintain the compensation and benefit levels, including base salary, annual cash incentive opportunities, retirement benefits, and health and welfare benefits for the employees of the Company (or any of the Company’s Subsidiaries) who remain employed after the Closing Date (the “Company Employees”) at levels which are, in the aggregate, at least comparable to those in effect for the Company Employees immediately prior to the Closing. Purchaser will treat, and cause the applicable benefit plans to treat, the service of the Company Employees with the Company (or any Subsidiary of the Company) attributable to any period before the Closing Date as service rendered to Purchaser or any Subsidiary of Purchaser for purposes of eligibility and vesting under Purchaser’s vacation program, health or welfare plan(s) (other than short-term disability and life insurance plans) maintained by Purchaser, and Purchaser’s defined contribution plans, except where credit would result in duplication of benefits. Without limiting the foregoing, to the extent that any Company Employee participates in any health or other group welfare benefit plan of Purchaser following the Closing Date, (a) Purchaser shall cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar welfare plan of Purchaser to be waived with respect to the Company Employees and their eligible dependents, to the extent waived under the corresponding plan in which the Company Employee participated immediately prior to the Closing Date, and (b) any deductibles paid by any such Company Employee under any of the Company’s or its Subsidiaries’ health plans in the plan year in which the Closing Date occurs shall be credited towards deductibles under the health plans of Purchaser or any Subsidiary of Purchaser. The provisions contained in this Section 6.11 are included for the sole benefit of the respective parties to this Agreement, and shall not create (i) any third-party beneficiary or other rights in any Company Employees, employees, or independent contractors or their respective legal representatives or beneficiaries or any other Person or (ii) any right to continued employment with the Company, any of its Subsidiaries, or Purchaser. Nothing contained in this Section 6.11 is intended to be or shall be considered to be an amendment or adoption of any Benefit Plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries or Purchaser nor shall it interfere with Purchaser’s, Company’s or any of their respective Subsidiaries’ right to amend, suspend or modify or terminate any Benefit Plan or to terminate the employment of any employee or service of any independent contractor of the Company or its Subsidiaries for any reason.
6.12    Certain Waivers. Effective as of Closing, each Unitholder that is not a Company Employee, on its own behalf and on behalf of its Affiliates, irrevocably and unconditionally waives, releases and discharges any and all claims as against Purchaser and its Affiliates (including, from and after the Closing, the Company and its Subsidiaries) and/or the Company Employees, and agrees not to sue, commence, prosecute or pursue, or cause to be commenced or prosecuted, or voluntarily aid, any claim against Purchaser or its Affiliates (including, from and after the Closing, the Company and its Subsidiaries) and/or the Company Employees, regardless of the jurisdiction in which such claims arise; provided that each such Unitholder and its Affiliates, and each of their respective successors and assigns retains, and does not release, such Person’s rights, if any, (a) to pursue any and all claims, actions or rights that such Person may now or in future have solely on account of rights of such Person under this Agreement or any other documents entered into in connection therewith, (b) any other claim that may arise in the future based on events or circumstances occurring after the Closing and (c) under this Section 6.12.
6.13    Non-Competition and Non-Solicitation.
(a)    In order to induce Purchaser to enter into this Agreement, each Unitholder, severally and not jointly, agrees that it will not, and will not permit any of its controlled Affiliates or their respective directors, officers, managers, employees employed by such Unitholder at such time and agents and advisors to the extent acting on behalf of such Unitholder or Affiliate to, directly or indirectly, in each case on its own behalf or for the benefit of any other Person, other than on behalf of Purchaser or its Affiliates (including the Company and its Subsidiaries):
(i)    during the period beginning on the date hereof and ending on the second (2nd) anniversary of the Closing Date, engage in, have an interest in or otherwise be employed by (whether as an owner, operator, partner, member, manager, employee, officer, director, consultant, advisor, lender, representative or otherwise) any business or organization engaged in the business of providing (A) residential loan review and due diligence services, (B) oversight and monitoring of residential servicer and residential loan performance or (C) REO-to-rental component and securitization services, in each case, to unaffiliated third parties in exchange for fees (collectively, the “Restricted Services”); provided that (x) ownership of less than five percent (5%) of the outstanding stock of any publicly traded corporation, (y) ownership of MSLS Holdings and its direct and indirect subsidiaries, but only with respect to their activities relating to residential or commercial loan servicing anywhere in Europe and (z) providing any of the Restricted Services to any Affiliate of any investment fund managed by Greenfield Partners, LLC for no consideration (other than management fees and/or the reimbursement of out-of-pocket expenses) shall not be deemed to be violations of this Section 6.13(a)(i) solely by reason thereof;
(ii)    during the period beginning on the date hereof and ending on the second (2nd) anniversary of the Closing Date, (A) solicit any Person who is or was or whose Affiliate is or was during the twelve (12) months preceding such solicitation a customer of the Company or any of its Subsidiaries for the purpose of providing services competitive with those currently provided by the Company and its Subsidiaries; or (B) enter into or seek to enter into any agreement with any such Person pursuant to which any such Unitholder or its Affiliates would be engaged in providing services competitive with those currently provided by the Company and its Subsidiaries (in each case, other than by virtue of ownership of MSLS Holdings and its direct and indirect subsidiaries, but only with respect to their activities relating to residential or commercial loan servicing anywhere in Europe, which are expressly excluded from the scope of this Section 6.13(a)(ii));
(iii)    during the period beginning on the date hereof and ending on the third (3rd) anniversary of the Closing Date, contact, approach or solicit for the purpose of offering employment to or hiring or retaining, or actually hire or retain (x) the employees listed on Schedule 6.13(a)(iii)(A), (y) any Person who is employed by the Company or any of its Subsidiaries on the Closing Date and who reports directly to any employee listed on Schedule 6.13(a)(iii)(A) on the Closing Date or (z) any sales employee of the Company or any of its Subsidiaries who is employed by the Company or any of its Subsidiaries on the Closing Date (the Persons described in clauses (x)-(z), each, a “Restricted Employee”), or attempt to persuade any such Person not to become employed or retained or continue to be employed or retained by the Company or its Affiliates (including Purchaser and its Affiliates) or to terminate his or her employment or services with the Company or its Affiliates (including Purchaser and its Affiliates); provided that the foregoing restrictions contained in this Section 6.13(a)(iii) shall not prohibit general solicitations that are not targeted specifically at the employees that are the subject of this Section 6.13(a)(iii), shall not apply to any Person whose employment is terminated by the Company or any of its Subsidiaries other than for cause and shall not apply to any Person listed on Schedule 6.13(a)(iii)(B); or

(iv)    during the period beginning on the date hereof and ending on the first (1st) anniversary of the Closing Date, and other than with respect to any Restricted Employee, contact, approach or solicit for the purpose of offering employment to or hiring or retaining, or actually hire or retain any other Person who is employed by the Company or any of its Subsidiaries on the Closing Date or attempt to persuade any such Person not to become employed or retained or continue to be employed or retained by the Company or its Affiliates (including Purchaser and its Affiliates) or to terminate his or her employment or services with the Company or its Affiliates (including Purchaser and its Affiliates); provided that the foregoing restrictions contained in this Section 6.13(a)(iv) shall not prohibit general solicitations that are not targeted specifically at the employees that are the subject of this Section 6.13(a)(iv), shall not apply to any Person whose employment is terminated by the Company or any of its Subsidiaries other than for cause and shall not apply to any Person listed on Schedule 6.13(a)(iii)(B).
(b)    It is the intent of the Parties that the provisions of this Section 6.13 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 6.13 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.
(c)    The Parties acknowledge that damages and remedies at law for any breach of this Section 6.13 may be inadequate and that Purchaser shall be entitled to seek specific performance and other equitable remedies (including an injunction) and such other relief as a court or tribunal may deem appropriate in addition to any other remedies Purchaser may have in the event of a breach of this Section 6.13.
6.14    Financing Matters.
(a)    The Company shall, and shall cause its Subsidiaries to, and the Unitholders shall cause the Company to, use commercially reasonable efforts to provide to Purchaser and its Affiliates and representatives such historical, financial and other business information prepared in the Ordinary Course of Business regarding the Company and its Subsidiaries, or capable of being prepared without unreasonable expense or unreasonably interfering with the operation of the Company, as Purchaser or its Affiliates may reasonably request in writing, and provide reasonable cooperation to Purchaser and its Affiliates in connection with any Financing as may be reasonably requested by Purchaser or its Affiliates and that is customary in transactions similar to the Financing, including, subject to the foregoing, (i) using commercially reasonable efforts to cause to be prepared and provided to Purchaser or its Affiliates such financial information, data and financial statements of the Company and its Subsidiaries, which in the case of financial statements, shall be prepared on a reasonable basis from the books and records of the Company and its Subsidiaries presenting fairly in all material respects the financial position of the Company and its Subsidiaries as of the dates presented therein, as may be reasonably requested in connection with any Financing, including in connection with any audit, and (ii) causing executives of the Company and its Subsidiaries, to the extent reasonably required, to assist with the preparation of customary materials for rating agency presentations, offering documents, business projections and similar marketing documents in connection with the Financing; provided in each case that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Purchaser shall, from time to time, reimburse the Company for any and all reasonable out-of-pocket expenses incurred by the Company and its Subsidiaries (including reasonable fees and disbursements of counsel and accountants) in connection with its compliance with this Section 6.14(a), promptly upon receipt of the Company’s written request therefor together with reasonable documentation supporting such request.
(b)    As may be reasonably requested by Purchaser from time to time, the Company shall, and shall cause its Subsidiaries to, and the Unitholders shall cause the Company to, at the Purchaser’s sole expense, use commercially reasonable efforts to promptly obtain one or more amendments of or waivers to the Clayton Credit Agreement or any related agreement (including the related pledge agreement), to be effective upon the Closing, as reasonably requested by and in accordance with the terms and conditions specified in writing by Purchaser to the Company, and the Company shall, and the Unitholders shall cause the Company to, consult with Purchaser before taking any action with respect to any of the foregoing; provided that the Company shall not be obligated under this sentence to take any action that would reasonably be expected to expose the Company or its Subsidiaries to material liability or expenses if the Closing fails to occur. Purchaser shall, from time to time, reimburse the Company for any and all reasonable out-of-pocket expenses incurred by the Company and its Subsidiaries (including reasonable fees and disbursements of counsel and accountants) in connection with its compliance with this Section 6.14(b), promptly upon receipt of the Company’s written request therefor together with reasonable documentation supporting such request.
(c)    With respect to any outstanding Indebtedness of the Company or any of its Subsidiaries identified by Purchaser in writing at least five (5) Business Days prior to the Closing Date to be repaid in connection with the Closing, (i) the

Company shall, or shall have caused its Subsidiaries to, and the Unitholders shall cause the Company to, use commercially reasonable efforts to deliver all notices and take other actions required to facilitate the termination of commitments in respect of such Indebtedness, repayment in full of all obligations in respect of such Indebtedness and release of any Liens and guarantees in connection therewith on the Closing Date and (ii) no later than one (1) Business Day prior to the Closing Date, the Company shall, or shall have caused its Subsidiaries to, and the Unitholders shall cause the Company to, use commercially reasonable efforts to furnish to Purchaser customary payoff letters with respect to such Indebtedness (each, a “Payoff Letter”) in form and substance reasonably satisfactory to Purchaser from all financial institutions and other Persons to which such Indebtedness is owed, or the applicable agent, trustee or other representative on behalf of such Persons, which Payoff Letters shall (A) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (B) state that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness, released or arrangements reasonably satisfactory to Purchaser for such release shall have been made as of the Closing, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then-outstanding letters of credit or similar Indebtedness.
(d)    For the avoidance of doubt, (i) the failure (in and of itself) to obtain any amendment, waiver, consent, Payoff Letter or other deliverable under this Section 6.14 shall in no way constitute a breach by the Company, its Subsidiaries or any Unitholder and (ii) any such failure shall not affect Purchaser’s obligations under this Agreement, including, without limitation, its obligation to consummate the Closing as and when provided in Section 2.1.
ARTICLE VII
CONDITIONS PRECEDENT
7.1    Conditions to Each Party’s Obligation. The respective obligation of each Party to effect the Transaction is subject to the satisfaction at or prior to the Closing of the following conditions:
(a)    HSR Act. The waiting period applicable to the consummation of the Transaction under the HSR Act shall have expired or been terminated.
(b)    No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transaction shall be in effect; provided, however, the Parties hereto shall use their commercially reasonable efforts to have any such Order vacated or lifted. No statute, rule, regulation, or Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal the consummation of the Transaction.
7.2    Conditions to Obligation of Purchaser. The obligation of Purchaser to effect the Transaction is subject to the satisfaction, or waiver by Purchaser, at or prior to the Closing, of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2 of this Agreement and of each Unitholder set forth in Sections 4.1 and 4.3 of this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (ii) all other representations and warranties of the Company and each Unitholder set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.
(b)    Performance of Covenants and Agreements. The Company and each Unitholder shall have performed all covenants and agreements required to be performed by it under this Agreement in all material respects at or prior to the Closing Date.
(c)    Legal Proceedings. No action or proceeding by or before any Governmental Entity shall have been instituted or threatened (and not subsequently settled, dismissed or otherwise terminated) which is reasonably expected to restrain, prohibit or invalidate the Transaction.

(d)    Closing Deliverables. The Company shall have delivered or caused to be delivered to Purchaser the deliverables set forth in Section 2.2(a) and each Unitholder and/or the Unitholder Representative shall have delivered or caused to be delivered to Purchaser the deliverables set forth in Section 2.2(b).
(e)    Release of Liens. With respect to any Indebtedness for which Purchaser has requested a Payoff Letter pursuant to Section 6.14(c), all Liens on the assets of the Company or any of its Subsidiaries shall be released substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness, or arrangements reasonably satisfactory to Purchaser for such release shall have been made as of the Closing, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then-outstanding letters of credit or similar Indebtedness.
(f)    Letter Agreements. Neither Bossidy nor D’Urso shall have (i) repudiated his respective Letter Agreement, (ii) died, become permanently disabled or resigned or (iii) taken or failed to take any action that would constitute “Cause” under such Letter Agreement (including any exhibit thereto) had such action been taken immediately following the effective time of such Letter Agreement.
(g)    Certain CSS Licenses. With respect to the mortgage origination/brokerage licenses held by Clayton Support Services LLC, a Delaware limited liability company (“CSS”), as of immediately prior to the Closing, CSS shall have obtained consents and approvals from, or shall have delivered any required notices to, or new licenses shall have been granted to CSS or Purchaser (or any Affiliate thereof) in lieu thereof by, that number of state licensing authorities, in the aggregate, as is necessary in order for CSS to hold valid mortgage origination/brokerage licenses immediately following the Closing in states representing at least forty-six and four-tenths percent (46.4%) of the origination market in the United States in 2012 (based on the origination statistics set forth on Schedule 7.2(g)).
(h)    Certain GRF Licenses. With respect to the debt collection licenses held by GR Financial, LLC, a Utah limited liability company (“GRF”), as of immediately prior to the Closing, GRF shall have obtained consents and approvals from, or shall have delivered any required notices to, or new licenses shall have been granted to GRF or Purchaser (or any Affiliate thereof) in lieu thereof by, that number of state licensing authorities, in the aggregate, as is necessary in order for GRF to hold valid debt collection licenses immediately following the Closing in states representing at least eighty percent (80%) of the origination market in the United States in 2012 (based on the origination statistics set forth on Schedule 7.2(g)).
7.3    Conditions to Obligation of the Unitholders. The obligation of the Unitholders to effect the Transaction is subject to the satisfaction, or waiver by the Unitholder Representative, at or prior to the Closing, of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” set forth therein), at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” set forth therein), individually or in the aggregate, would not reasonably be expected to prevent Purchaser from consummating the Transaction.
(b)    Performance of Covenants and Agreements of Purchaser. Purchaser shall have performed all covenants and agreements required to be performed by it under this Agreement in all material respects at or prior to the Closing Date.
(c)    Legal Proceedings. No action or proceeding by or before any Governmental Entity shall have been instituted or threatened (and not subsequently settled, dismissed or otherwise terminated) which is reasonably expected to restrain, prohibit or invalidate the Transaction.
(d)    Closing Deliverables and Actions. Purchaser shall have delivered or caused to be delivered to the Unitholders and such other Persons referred to in Section 2.2(c) the deliverables set forth in such Section 2.2(c).
ARTICLE VIII
INDEMNIFICATION; CERTAIN REMEDIES
8.1    Survival. The representations and warranties of the Parties contained in this Agreement shall survive until the Escrow Termination Date; provided, however, that (i) the representations and warranties contained in Sections 3.1(a) (Status), 3.1(b) (Authority), 3.1(c) (No Violation), 3.2 (Capitalization of the Company), 3.3 (Subsidiaries), 3.15 (Brokers), 4.1 (Authority and Validity), 4.2 (No Violation), 4.3 (Ownership of Class A Units and/or Class B Units), 4.4 (Brokers), 5.1

(Corporate Organization), 5.2 (Authority and Validity) and 5.6 (Brokers), shall survive until the expiration of the applicable statute of limitations (the representations and warranties set forth in this clause (i) being referred to herein as the “Fundamental Representations”), (ii) the representations and warranties contained in Sections 3.7 (Contracts), 3.11 (Litigation) and 3.12 (Operations in Conformity with Law) shall survive until the eighteen (18) month anniversary of the Closing Date to the extent, and solely to the extent, that a breach of any such representation or warranty results in any action, suit or proceeding against Purchaser or its Affiliates (including the Company and its Subsidiaries) or for which any of them has indemnification obligations, (iii) the representations and warranties contained in Section 3.13 (Taxes) shall survive until the date that is sixty (60) days following the expiration of the applicable statute of limitations and (iv) any claim for Losses that is properly asserted in writing pursuant to this Article VIII prior to the applicable survival date shall survive until such claim is finally resolved and satisfied. All covenants and other agreements contained in this Agreement shall survive the Closing in accordance with their respective terms.
8.2    Indemnification by the Unitholders.
(a)    Subject to Section 8.4 and the other provisions of this Article VIII, from and after the Closing, each Unitholder, severally and not jointly, hereby agrees to indemnify, defend and hold harmless, and agrees to reimburse Purchaser, its Affiliates and each of their respective past, present and future directors, officers, employees, stockholders, members and partners, as applicable, (collectively, the “Purchaser Indemnified Parties”) from and against and for any and all losses, liabilities, obligations, damages, costs, judgments, claims, awards and expenses (including reasonable attorneys’ and consultant fees and expenses) (individually, a “Loss” and, collectively, “Losses”) actually incurred by a Purchaser Indemnified Party based upon, arising out of or resulting from:
(i)    any breach of any of the representations or warranties made by the Company in Article III of this Agreement, in each case without giving effect to any “Material Adverse Effect,” “materiality” or Knowledge qualifications contained in such representations and warranties for purposes of determining whether a breach has occurred (provided that qualifications regarding “Material Adverse Effect,” “materiality” and Knowledge shall be given effect for purposes of the representations and warranties set forth in Sections 3.1(c) (last sentence only), 3.4, 3.5(i), 3.5(ii), 3.5(iii)(a), (g), (j) and (m), 3.8(a) (first sentence only), 3.9(a), 3.10 and 3.17, and, for the avoidance of doubt the word “Material” shall not be read out of the definition of “Material Contract”); provided that, notwithstanding the foregoing, no matter first arising after the date hereof (for the avoidance of doubt, not including any matter arising prior to the date hereof but not discovered until after the date hereof) shall be deemed a breach of the related representation or warranty set forth in Article III if (A) such matter is consistent with the disclosures set forth in the Disclosure Schedules and (B) such matter would not be materially inconsistent with such representation or warranty (read without regard to qualifications regarding “Material Adverse Effect” and “materiality”);
(ii)    any breach of or failure to perform, on or prior to the Closing, any covenant or agreement made by the Company in this Agreement;
(iii)    any breach of any of the representations or warranties made by such Unitholder in Article IV of this Agreement, in each case without giving effect to any “Material Adverse Effect,” “materiality” or Knowledge qualifications contained in such representations and warranties for purposes of determining whether a breach has occurred, at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date;
(iv)    any breach of or failure to perform any covenant or agreement made by such Unitholder in this Agreement;
(v)    any proceeding against Purchaser or any of its Affiliates (including the Company and its Subsidiaries) by any holder or purported holder of Class A Units or Class B Units or other equity interests of the Company or any of its Subsidiaries, in their capacity as such, to the extent based on facts or circumstances occurring at any time on or before the Closing (but not including any such proceedings relating to the enforcement of the Unitholders’ rights hereunder);
(vi)    any Excluded Taxes or any Controlled Group Liability; or
(vii)    the MSLS Distribution or the existence, operations or ownership of MSLS Holdings.
(b)    Purchaser acknowledges and agrees that no Unitholder shall have any liability under any provision of this Agreement for any Loss to the extent that such Loss is based upon, arises out of or results from an action taken by Purchaser, the Company or their respective Affiliates after the Closing Date.

8.3    Indemnification by Purchaser.

(a)    Subject to Section 8.4 and the other provisions of this Article VIII, from and after the Closing Purchaser hereby agrees to reimburse, defend, indemnify and hold each Unitholder, its Affiliates and each of their respective past, present and future directors, officers, employees, stockholders, members and partners, as applicable (collectively, the “Unitholder Indemnified Parties”), harmless from and against any and all Losses actually incurred by a Unitholder Indemnified Party based upon, arising out of or resulting from:
(i)    any breach of any of the representations or warranties made by Purchaser in this Agreement; or
(ii)    any breach of or failure to perform any covenant or agreement made by Purchaser in this Agreement.
(b)    Notwithstanding anything herein to the contrary, the Escrow Termination Date shall not apply to, and shall in no manner restrict or bar, any claims brought by a Unitholder Indemnified Party following such date arising from or relating to Purchaser’s failure to satisfy any of its or the Company’s post-Closing payment obligations in this Agreement.

8.4    Limitations on Indemnification.
(a)    Notwithstanding the provisions of this Article VIII, (i) no Unitholder shall have any indemnification obligations for Losses under Sections 8.2(a)(i) and 8.2(a)(iii) unless and until the aggregate amount of all such Losses actually incurred by the Purchaser Indemnified Parties under Sections 8.2(a)(i) and 8.2(a)(iii) exceeds Three Million Two Hundred Fifty Thousand dollars ($3,250,000) (the “Basket Amount”); provided, however, that from and after such time as the total amount of Losses actually incurred by the Purchaser Indemnified Parties under Sections 8.2(a)(i) and 8.2(a)(iii) exceeds the Basket Amount, then the Unitholders shall be liable only for the amount that exceeds the Basket Amount, (ii) no Losses may be claimed by the Purchaser Indemnified Parties under Sections 8.2(a)(i) and 8.2(a)(iii) other than Losses in excess of Fifteen Thousand dollars ($15,000) resulting from any single claim or series of related claims arising out of the same or similar facts, events or circumstances and (iii) in no event shall the aggregate indemnification to be paid by the Unitholders pursuant to Sections 8.2(a)(i) and 8.2(a)(iii) exceed Thirty Million dollars ($30,000,000) (the “Cap”). Notwithstanding anything to the contrary contained herein but subject to the following proviso, the limitations set forth in clauses (i) - (iii) above shall not apply to any Losses based upon or resulting from any inaccuracy in or breach of any Fundamental Representation made by the Company or any Unitholder or any inaccuracy in or breach of the representations and warranties contained in Section 3.13 (Taxes) or to any Losses arising from fraud or Excluded Taxes; provided, however, that the aggregate liability of any Unitholder pursuant to Sections 8.2(a)(i), (ii), (iii), (iv) (other than Sections 6.3, 6.12 and 6.13) or (v) of this Agreement shall under no circumstances exceed the proceeds received by such Unitholder pursuant to the terms of this Agreement.
(b)    Notwithstanding anything to the contrary contained in this Agreement, the term “severally and not jointly” as used in this Agreement means that each Unitholder’s liability for Losses will be limited as follows: (i) with respect to indemnification claims made by a Purchaser Indemnified Party pursuant to Section 8.2(a)(iii) or Section 8.2(a)(iv) against a particular Unitholder, the breaching Unitholder will be solely liable for all such Losses (if any), and the Purchaser Indemnified Parties will only be able to seek recourse for any such claim against such breaching Unitholder (including by way of its proportionate share of the Escrow Account), and (ii) with respect to indemnification claims made by a Purchaser Indemnified Party pursuant to Section 8.2(a)(i) or Section 8.2(a)(ii): (A) indemnification from the Escrow Amount will be provided by funds deposited in the Escrow Account until the balance of the Escrow Account is reduced to zero dollars ($0.00) and (B) indemnification in excess of the Escrow Amount will be provided by each Unitholder up to its Pro Rata Share of such Losses (if any), in each such case, subject to the limitations in this Article VIII.
(c)    Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any Purchaser Indemnified Party or any Unitholder Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.
(d)    Any indemnification hereunder for Losses with respect to any Taxes resulting from or arising in connection with any breach of or inaccuracy in any representation or warranty with respect to Taxes (whether pursuant to the definition of Excluded Taxes or otherwise) shall be limited to Taxes attributable to Tax periods (or portions thereof) ending on or prior to the Closing Date, other than representations or warranties contained in Section 3.13(a)(vii), (viii) and (ix).
8.5    Indemnification Procedures.

(a)    In the event that indemnification may be sought under this Article VIII (an “Indemnification Claim”) in connection with (i) any action, suit or proceeding that may be instituted or (ii) any claim that may be asserted, in any such case, by any Person not a party to this Agreement, the Party seeking indemnification hereunder (the “Indemnified Party”) shall promptly cause written notice of the assertion of such Indemnification Claim to be delivered to the Party from whom indemnification hereunder is sought (the “Indemnifying Party”) prior to the expiration of the applicable survival period set forth in Section 8.1; provided, however, that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is prejudiced by such delay. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim and, if the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, it shall as promptly as practicable and within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) (the “Dispute Period”) notify the Indemnified Party of its intent to do so. Unless and until the Indemnifying Party within the Dispute Period elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, the Indemnified Party may, subject to below, defend against, negotiate, settle or otherwise deal with such Indemnification Claim, and all legal and other expenses incurred by the Indemnified Party shall be borne by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Indemnification Claim, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (v) so requested by the Indemnifying Party to participate, (w) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable or if there are one or more legal defenses or counterclaims available to it or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party, (x) the claim involves the seeking of non-monetary relief which, if granted, could reasonably be expected to materially and adversely affect the business of the Indemnified Party or its Affiliates, (y) the amount of potential damages exceeds two hundred percent (200%) of the amount that is available for indemnification hereunder, after taking into account all other claims made or reasonably anticipated, or (z) the Indemnifying Party ceases to diligently defend the Indemnification Claim; provided, further, however, that the Indemnifying Party shall not be required to pay for more than one (1) such counsel for all Indemnified Parties in connection with any single Indemnification Claim, other than local counsel. In the event of any of (w) - (z) in the preceding sentence, the Indemnified Party shall have the right to take over the defense of the applicable Indemnification Claim. The Parties hereto agree to reasonably cooperate with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim, and the party in charge of the defense, negotiation or settlement shall keep the other parties reasonably apprised at all times as to the status thereof. Notwithstanding anything in this Section 8.5 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant and such Party provide to such other Party an unqualified release from all liability in respect of the Indemnification Claim and such settlement, compromise or judgment does not involve any non-monetary penalty or admission of fault or liability on the part of the Indemnified Party or its Affiliates.
(b)    In the event that an Indemnified Party has any claim against an Indemnifying Party hereunder, but which such claim does not involve an action, suit, proceeding or claim by a third party not party to this Agreement, which such Indemnified Party determines to assert, then such Indemnified Party shall assert such Indemnification Claim by sending written notice to the Indemnifying Party describing in reasonable detail the nature of such claim and, if then available, the Indemnified Party’s estimate of the amount of Losses attributable to such claim (which estimate shall not otherwise affect the Indemnifying Party’s obligations under this Article VIII).
(c)    Within five (5) Business Days after any final and non-appealable decision, judgment or award shall have been rendered by any Governmental Entity of competent jurisdiction, or a settlement or arbitration shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement (any such event, a “Final Determination”) with respect to any Indemnification Claim hereunder, the Indemnifying Party shall pay any amount so determined to the Indemnified Party.
(d)    Notwithstanding anything to the contrary contained herein, the foregoing provisions of this Section 8.5 shall not apply to Tax matters, which instead shall be governed by Section 6.5(c).
8.6    Calculation of Losses.
(a)    The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Party under third-party insurance policies or otherwise with respect to such Losses, net of any deductible or any other expense incurred by the Indemnified Party in obtaining such recovery.

(b)    Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other Person for any Losses pursuant to this Article VIII to the extent such Losses constitute punitive damages, except to the extent resulting from a settlement or court award in connection with a claim or action brought by a third party.
(c)    Notwithstanding anything to the contrary elsewhere in this Agreement, (i) the Purchaser Indemnified Parties are not entitled to indemnification pursuant to this Article VIII to the extent that any matter, amount, item or other fact for which they are seeking indemnification hereunder was included as a Current Liability in determining the Closing Date Net Working Capital Amount, and (ii) the Purchaser Indemnified Parties’ rights to indemnification pursuant to this Article VIII on account of any Losses will be reduced by the amount of any reserve reflected on the Company’s consolidated books and records as of the Closing Date established for the general category of items or matters similar in nature to the specific items or matters giving rise to such Loss.
8.7    Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the purchase price for federal, state, local and foreign income Tax purposes, except as otherwise required by applicable Law.
8.8    Subrogation. Upon making any payment for Losses of an Indemnified Party under this Article VIII, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party with respect to the Loss for which the payment relates. In addition to any other obligation under this Agreement, the Indemnified Party agrees to duly execute and deliver, upon request of the Indemnifying Party, all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights granted pursuant to this Section 8.8.
8.9    Exclusive Remedy.
(a)    The Parties agree that after the Closing, except in the case of actual fraud (in which case a claim for actual fraud may be asserted solely against the Person (or its Affiliate(s)) who committed such actual fraud, and no other Person shall be liable for the actual fraud committed by such Person) or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available, the exclusive remedies of the Purchaser Indemnified Parties and the Unitholder Indemnified Parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the remedies set forth in Section 6.5 and the indemnification obligations of the Parties set forth in this Article VIII.
(b)    Purchaser hereby acknowledges and agrees that prior to the Closing, except in the case of actual fraud (in which case a claim for actual fraud may be asserted solely against the Person (or its Affiliate) who committed such actual fraud, and no other Person shall be liable for the actual fraud committed by such Person), Purchaser shall have no right or remedy to take any action in respect of, and the Company and the Unitholders shall have no liability to Purchaser in respect of, any breach by the Company or any Unitholder, as applicable, of any representations or warranties contained herein or any failure to comply with any of the covenants, conditions or agreements contained herein, except (i) to terminate this Agreement pursuant to Section 2.3 hereof, in which event, the Company and the Unitholders shall thereupon only have liability with respect thereto as provided for in Section 2.5 or (ii) to seek specific performance pursuant to Section 9.13 for injunctive relief.
ARTICLE IX
GENERAL PROVISIONS
9.1    Expenses. Except as otherwise expressly provided herein (including, without limitation, Section 6.5 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction shall be the responsibility of the Party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Purchaser shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act and any comparable foreign Laws.
9.2    Notices. All notices, requests, demands and other communications made under or by reasons of this Agreement shall be in writing and shall be given by facsimile, hand delivery, certified or registered mail, return receipt requested, or next day courier to the affected Party at the address set forth below. Such notices shall be deemed given (a) at the time personally delivered, if delivered by hand with receipt acknowledged; (b) at the time received, if sent by facsimile with confirmation of receipt or by certified or registered mail; and (c) the first day after timely delivery to the courier, if sent by next day courier specifying next day delivery:
(i)    if to Purchaser or, following Closing, the Company:

Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103
Attn: Edward J. Hoffman, General Counsel and Corporate Secretary
Fax: (215) 405-9160

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn: Nicholas G. Demmo
Fax: (212) 403-2000
(ii)    if to any Unitholder, to the Unitholder Representative at the address provided below; and
(iii)    if, prior to the Closing, to the Company or, after the Closing, to the Unitholder Representative:

Cobra Green LLC
c/o Greenfield Partners, LLC
Two Post Road West
Westport, CT 06880
Attn.: Barry P. Marcus
Fax: (203) 222-4930

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
53 State Street
Boston, MA 02109
Attn: John R. LeClaire, Esq. and Matthew F. Walsh, Esq.
Fax: (617) 523-1231
9.3    Interpretation. When a reference is made in this Agreement to “Sections,” or “Exhibits,” such reference shall be to a section of, or an exhibit of, this Agreement unless otherwise indicated. When a reference is made in this Agreement to “Schedule,” such reference shall be to a section of the Disclosure Schedules unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms defined in the singular have a comparable meaning when used in the plural, and vice versa, and references herein to any gender includes each other gender. The term “director” and “manager” shall be used interchangeably and shall mean a member of an entity’s board of directors, board of managers or similar body. The Company and the Unitholders may, at their option, include in the Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in the Disclosure Schedule shall constitute a disclosure for, and only for, the corresponding Section or subsection of this Agreement and for any other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other Section or subsection.
9.4    Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic transmission), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties.
9.5    Entire Agreement; Construction. This Agreement (including the Disclosure Schedules, schedules, annexes and exhibits hereto and the other agreements and instruments referred to herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

9.6    Amendment. This Agreement may not be amended except by an instrument in writing signed by Purchaser and the Unitholder Representative.
9.7    Waiver. Purchaser may, with respect to the Company and the Unitholders, and the Unitholder Representative may, with respect to Purchaser, (a) extend the time for the performance of any of its obligations or other acts; (b) waive any inaccuracies in its representations and warranties contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of its agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
9.8    Governing Law; Waiver of Jury Trial. Pursuant to Section 5-1401 of the General Obligations Law of the State of New York, the Parties hereby agree that all issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the Schedules and Exhibits hereto shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice of law or principles of conflict of law, rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In furtherance of the foregoing, the internal law of the State of New York shall control the interpretation and construction of this Agreement (and all schedules and exhibits hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply. In reference to Section 5-1401 of the General Obligations Law of the State of New York, the Parties hereby agree that this Agreement involves more than $250,000. All legal proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of the City of New York; provided, however, that if such federal court does not have jurisdiction over such legal proceeding, such legal proceeding shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York. Consistent with the preceding sentence, the Parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any legal proceeding arising out of or relating to this Agreement brought by any party hereto; (b) agree that service of process will be validly effected by sending notice in accordance with Section  9.2; and (c) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such legal proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the legal proceeding is brought in an inconvenient forum, that the venue of the legal proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.
9.9    Unitholder Representative.
(a)    Each Unitholder hereby grants the Unitholder Representative full power and authority (but not the obligation) to take all actions under this Agreement and the Escrow Agreement that are to be taken by the Unitholder Representative. Each Unitholder hereby authorizes the Unitholder Representative to take any and all actions on behalf of the Unitholders which the Unitholder Representative believes are necessary or appropriate under this Agreement and the Escrow Agreement, including, without limitation, executing the Escrow Agreement as the Unitholder Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Unitholder Representative, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement from the Unitholders for all out-of-pocket fees and expenses and other obligations of or incurred by the Unitholder Representative in connection with this Agreement and the Escrow Agreement, defending all Indemnification Claims against the Escrow Fund pursuant to Article VIII and all disputes pursuant to Section 1.5 or Section 1.6 hereof, consenting to, compromising or settling all Indemnification Claims or disputes pursuant to Section 1.5 or Section 1.6, conducting negotiations with Purchaser and its agents regarding such claims or disputes, dealing with Purchaser and the Escrow Agent under this Agreement and the Escrow Agreement, taking any all other actions specified in or contemplated by this Agreement and the Escrow Agreement to be taken by the Unitholders, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting the generality of the foregoing, each Unitholder hereby grants the Unitholder Representative full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof in its capacity as the Unitholder Representative, in each case on behalf of the Unitholders.
(b)    Each Unitholder hereby grants the Unitholder Representative the authority (but not the obligation), in each case on behalf of the Unitholders, to:

(i)    Receive all notices or documents given or to be given to Unitholder Representative pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;
(ii)    Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Unitholder Representative may in its sole discretion deem appropriate; and
(iii)    At and after the Closing, take such action as the Unitholder Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Purchaser, or any breach of a covenant or agreement by Purchaser, in each case contained in this Agreement or in any document delivered by Purchaser pursuant hereto; (B) taking such other action as the Unitholder Representative is authorized to take under this Agreement or the Escrow Agreement; (C) receiving all documents or certificates and making all determinations, in its capacity as the Unitholder Representative, required under this Agreement or the Escrow Agreement; and (D) carrying out any of the transactions contemplated by this Agreement and the Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification or payment is sought pursuant to Section 1.5 or Article VIII and any waiver of any obligation of Purchaser.
(c)    Notwithstanding any provision herein to the contrary, each Unitholder hereby agrees that the Unitholder Representative shall have no duties to the Unitholders or have any liability to the Unitholders with respect to any action taken, decision made or instruction given by the Unitholder Representative in connection with the Escrow Agreement or this Agreement.
(d)    Each Unitholder agrees to indemnify the Unitholder Representative for and shall hold the Unitholder Representative harmless against any loss, liability, fee or expense (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Unitholder Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Unitholder Representative’s conduct as the Unitholder Representative, other than losses, liabilities or expenses resulting from the Unitholder Representative’s gross negligence or willful misconduct in connection with its performance under this Agreement and the Escrow Agreement. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be individual obligations of the Unitholders in proportion to their respective Pro Rata Shares of such costs. Each Unitholder hereby agrees that the Unitholder Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Unitholder Representative in accordance with such advice, the Unitholder Representative shall not be liable to the Unitholders or the Escrow Agent or any other Person. Each Unitholder hereby agrees that in no event shall the Unitholder Representative be liable hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages or (ii) any other amounts that may become due and payable by any Unitholder hereunder.
(e)    Each Unitholder agrees that in the performance of its duties hereunder, the Unitholder Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Unitholder or any Party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.
(f)    Each Unitholder hereby authorizes the Unitholder Representative, in its sole discretion, to comply with final, nonappealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Unitholder Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, each Unitholder hereby authorizes the Unitholder Representative, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Unitholder Representative complies with any such order, writ, judgment or decree, each Unitholder hereby agrees that it shall not be liable to any Unitholder or to any other Person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.
(g)    Each Unitholder hereby irrevocably constitutes and appoints the Unitholder Representative as such Unitholder’s true and lawful attorney-in-fact and agent and authorizes him to act for such Unitholder and in such Unitholder’s name, place and stead, in any and all capacities to do and perform every act and thing required or permitted to be done in connection with this Agreement and the Escrow Agreement, as fully to all intents and purposes as such Unitholder might or could do in person, including taking any and all action on behalf of such Unitholder from time to time as contemplated hereunder and thereunder. Any delivery by the Unitholder Representative of any waiver, amendment, agreement, opinion, certificate or other document executed by the Unitholder Representative will bind each Unitholder by such documents or action as fully as if such Unitholder had executed and delivered such documents. This appointment and power of attorney shall be deemed an agency coupled with an interest and all authority conferred hereby shall be irrevocable and shall not be subject to termination by operation of law, whether by the death or incapacity of any Unitholder or the occurrence of any other event or events. Such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each such Unitholder. All decisions of the Unitholder Representative shall be final and binding on all of the Unitholder, and no such Unitholders shall have the right to object, dissent, protest or otherwise contest the same. Purchaser shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Unitholder Representative and any document executed by the Unitholder Representative on behalf of any Unitholders and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon, absent willful misconduct.
9.10    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
9.11    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of Purchaser and the Unitholder Representative; provided, however, that Purchaser may assign any of its rights (but not its obligations) under this Agreement to a direct or indirect wholly owned subsidiary of Purchaser. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective, heirs, successors and permitted assigns.
9.12    No Third Party Beneficiaries. Except as otherwise specifically set forth herein (including, without limitation, Sections 1.3(b), 1.5(e)(ii), 6.10(c) and Article VIII), this Agreement is for the sole benefit of the Parties hereto and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties hereto and such permitted assigns, any legal or equitable rights hereunder. All references herein to the enforceability of agreements with third parties, the existence or non-existence of third party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks among the Parties hereto and are not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any Party hereto by any third party, or give rise to any claim or benefit to any third party.
9.13    Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without bond or other security being required, this being in addition to any other remedy to which they are entitled hereunder, at law or in equity. Subject to the other terms of this Agreement and except as expressly provided in this Agreement, no right or remedy under this Agreement shall limit the exercise or applicability of any other right or remedy under this Agreement.
9.14    Waiver of Conflicts; Privilege.
(a)    Each of the Parties acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company and its Subsidiaries, the Unitholder Representative and each of the Unitholders in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.
(b)    Purchaser hereby consents and agrees to, and from and after the Closing agrees to cause the Company and its Subsidiaries to consent and agree to, Goodwin representing the Unitholder Representative and/or any of the Unitholders (collectively, the “Unitholder Parties”) after the Closing in any dispute in which the interests of the Unitholder Parties may be directly adverse to Purchaser and its Subsidiaries (including the Company and its Subsidiaries) that either is existing on the date hereof or arises in the future and relates to this Agreement and the transactions contemplated hereby, even though Goodwin may have represented the Company or its Subsidiaries in a matter substantially related to any such dispute, or may be handling ongoing matters for the Company or its Subsidiaries. Purchaser further consents and agrees to, and from and after the Closing agrees to cause the Company and its Subsidiaries to consent and agree to, the communication by Goodwin to the Unitholder Parties in connection with any such representation of any fact known to Goodwin arising by reason of Goodwin’s prior representation of the Company and its Subsidiaries.

(c)    In connection with the foregoing, Purchaser hereby irrevocably waives and agrees not to assert, and from and after the Closing agrees to cause the Company and its Subsidiaries to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s prior representation of the Company and its Subsidiaries and (ii) Goodwin’s representation of the Unitholder Representative and the Unitholders prior to and after the Closing.
(d)    Purchaser further agrees, on behalf of itself and, after the Closing, on behalf of the Company and its Subsidiaries, that as to all communications in any form or format whatsoever between or among Goodwin, on the one hand, and the Company, its Subsidiaries, the Unitholder Representative and/or any Unitholder, or any of their respective directors, officers employees or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence relating thereto belong solely to the Unitholder Representative and the Unitholders and shall be controlled by the Unitholder Representative on behalf of the Unitholders and shall not pass to or be claimed by Purchaser, the Company or any of the its Subsidiaries.
(e)    Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Company or its Subsidiaries, on the one hand, and a third party other than the Unitholder Representative or a Unitholder, on the other hand (any such dispute, a “Third Party Claim”), Purchaser, the Company or its Subsidiaries may assert the attorney-client privilege to prevent the disclosure of the Privileged Communications to such third party or waive such privilege if desired in connection with resolving such Third Party Claim. In the event that Purchaser, the Company or its Subsidiaries is legally required or requested by Order or otherwise (any such request or Order, a “Legal Request”) to access or obtain a copy of all or a portion of the Privileged Communications, Purchaser shall be entitled to access or obtain a copy of and disclose the Privileged Communications to the extent necessary to comply with any such Legal Request. In the event of any Legal Request, Purchaser shall promptly notify the Unitholder Representative in writing (prior to the disclosure by Purchaser of any Privileged Communications to the extent practicable) so that the Unitholder Representative can seek a protective order and Purchaser agrees to use all commercially reasonable efforts (at the sole cost and expense of the Unitholder Representative) to assist therewith.
(f)    To the extent that files or other materials maintained by Goodwin constitute property of its clients, only the Unitholder Representative and the Unitholders shall hold such property rights and Goodwin shall have no duty to reveal or disclose any such files or other materials or any Privileged Communications to Purchaser, the Company or its Subsidiaries by reason of any attorney-client relationship between Goodwin, on the one hand, and the Company or its Subsidiaries, on the other hand, except that the foregoing limitations shall not apply in connection with any Third Party Claim or Legal Request.
(g)    Purchaser agrees that it will not, and that it will cause the Company and its Subsidiaries not to, (i) access or use the Privileged Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Unitholder Representative or any Unitholder waive the attorney-client or other privilege, or by otherwise asserting that Purchaser, the Company or any of its Subsidiaries has the right to waive the attorney-client or other privilege or (ii) seek to obtain the Privileged Communications from Goodwin; provided that (A) the foregoing limitations shall not apply in connection with any Third Party Claim or Legal Request, (B) in no event shall Purchaser, the Company or its Subsidiaries have any liability to the Unitholder Representative or any Unitholder in respect of any inadvertent access to such communications, nor shall Purchaser, the Company or its Subsidiaries have any duty to notify the Unitholder Representative or any Unitholder of any such inadvertent access, (C) none of Purchaser, the Company or its Subsidiaries shall have any duty to segregate any such communications from the other books and records, databases or other data storage media of any kind whatsoever of Purchaser, the Company or its Subsidiaries and (D) in the event that segregation and/or retrieval of such communications becomes necessary or desirable, then the Unitholders shall bear the costs of such segregation and/or retrieval (including reasonable fees and expenses of counsel related thereto).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first above written.

PURCHASER: RADIAN GROUP INC. By: /s/ S.A. Ibrahim Name: S.A. Ibrahim Title: Chief Executive Officer
COMPANY: CLAYTON HOLDINGS LLC By: /s/ Paul T. Bossidy Name: Paul T. Bossidy Title: Chief Executive Officer
UNITHOLDERS: COBRA GREEN LLC By: /s/ Barry P. Marcus Name: Barry P. Marcus Title: Senior Vice President
/s/ Paul T. Bossidy Paul T. Bossidy
UNITHOLDER REPRESENTATIVE: COBRA GREEN LLC By: /s/ Barry P. Marcus Name: Barry P. Marcus Title: Senior Vice President

Schedule I

Unitholder	Class A Units	Class B Units	Pro Rata Share
Cobra Green LLC	131,739.67	0	99.95513%
Paul T. Bossidy	59.14	100	0.04487%

Total	131,798.81	100	100%

Schedule II
Definitions
In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. When referring to Cobra Green, “controlled Affiliates” of Cobra Green shall be deemed to include any Affiliate of Cobra Green controlled by Greenfield Acquisition Partners V, L.P.; provided that, solely with respect to Sections 6.13(a)(iii)-(iv), when referring to Cobra Green, “controlled Affiliates” of Cobra Green also shall be deemed to include any Affiliate of Cobra Green controlled by Greenfield Acquisition Partners VI, L.P. or Greenfield Acquisition Partners VII, L.P.
“Aggregate Incentive Pool” has the meaning set forth in the LLC Agreement.
“Agreement” is defined in the Preamble of this Agreement.
“Alternative Transaction” is defined in Section 6.9 of this Agreement.
“Balance Sheet” is defined in Section 3.4(a) of this Agreement.
“Basket Amount” is defined in Section 8.4(a) of this Agreement.
“Benefit Plan” means any compensatory or employee benefit plan, program, policy or other arrangement providing benefits to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, tax gross-up, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.
“Board” means the Board of Managers of the Company.
“Bossidy” is defined in the Recitals of this Agreement.
“Business Day” means any day of the year on which national banking institutions in New York are opened to the public for conducting business and are not required or authorized to close.
“Cap” is defined in Section 8.4(a) of this Agreement.
“Clayton Credit Agreement” means the Credit Agreement, dated September 30, 2013, among the Company, as Borrower, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
“Closing” is defined in Section 2.1 of this Agreement.
“Closing Balance Sheet” is defined in Section 1.5(a) of this Agreement.
“Closing Cash Payment” is defined in Section 1.2 of this Agreement.
“Closing Date” is defined in Section 2.1 of this Agreement
“Closing Date Net Working Capital Amount” means the amount by which (i) Current Assets exceeds (ii) Current Liabilities, in each case, determined as of the close of business on the day immediately preceding the Closing Date and in accordance with GAAP as applied in the Financial Statements.
“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble of this Agreement.
“Company Employees” is defined in Section 6.11 of this Agreement.
“Company Representatives” is defined in Section 6.9 of this Agreement.
“Consent” means any approval, consent, ratification, permission, waiver or authorization from any Person other than any Governmental Entity.
“Contract” means any agreement, contract, obligation, promise, commitment or undertaking that is or purports to be legally binding.
“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.
“Current Assets” means the aggregate amount of all (i) accounts receivable, net, plus (ii) unbilled receivables, plus (iii) prepaid expenses, plus (iv) other current assets of the Company and its Subsidiaries reflected on the Closing Balance Sheet; provided that for purposes of calculating the Estimated Closing Date Net Working Capital Amount and the Closing Date Net Working Capital Amount, Current Assets shall not include any restricted cash or any assets related to income Taxes.
“Current Liabilities” means the aggregate amount of all (i) accounts payable, plus (ii) accrued expenses, plus (iii) deferred revenue of the Company and its Subsidiaries reflected on the Closing Balance Sheet; provided that for the purposes of calculating the Estimated Closing Date Net Working Capital Amount and the Closing Date Net Working Capital Amount, Current Liabilities shall not include (i) any Indebtedness or Selling Expenses, (ii) any other liabilities paid on or prior to the Closing Date by or on behalf of the Company, (iii) any other liabilities of the Company or its Subsidiaries resulting from or attributable to any action taken on the Closing Date by or on behalf of Purchaser or any of its Affiliates, including any Financing sourced by Purchaser or any of its Affiliates, (iv) any liabilities that are the obligation of Purchaser or any of its Affiliates pursuant to the terms of this Agreement, (v) any income Tax liabilities, whether current or deferred, (vi) any deferred non-income Tax liabilities or (vii) any servicer escrow liability.
“Disclosure Schedule” is defined in Article III of this Agreement.
“Dispute Period” is defined in Section 8.5(a) of this Agreement.
“Divested Business” means any company, business, product line, business unit or business operation that was owned, operated or conducted by the Company or any Subsidiary (or any predecessor thereto) or any former subsidiary thereof, at any time prior to the Closing Date and that is not owned, operated or conducted by the Company or any Subsidiary as of the Closing Date, in each case, whether as a result of a sale, transfer, conveyance, or other disposition.
“DOJ” means the Antitrust Division of the U.S. Department of Justice.
“D’Urso Employment Agreement” means that certain Amended and Restated Employment Agreement, dated as of November 1, 2013, by and between the Company and Joseph D’Urso, as the same may be amended and/or amended and restated from time to time.
“Enterprise Value” is defined in Section 1.2 of this Agreement.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that would be considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.
“Escrow Account” is defined in Section 1.3(a) of this Agreement.
“Escrow Agent” is defined in Section 1.3(a) of this Agreement.
“Escrow Agreement” is defined in Section 1.3(a) of this Agreement.

“Escrow Amount” is defined in Section 1.3(a) of this Agreement.
“Escrow Fund” has the meaning assigned to such term in the Escrow Agreement.
“Escrow Termination Date” is defined in Section 1.3(a) of this Agreement.
“Estimated Closing Date Net Working Capital Amount” is defined in Section 1.4 of this Agreement.
“Estimated Preliminary Statement” is defined in Section 1.4 of this Agreement.
“Estimated Purchase Price Adjustment” is defined in Section 1.4 of this Agreement.
“Excluded Taxes” means any liability, whether or not accrued, assessed or currently due and payable, without duplication, for (a) any Taxes of, imposed on or relating to the Company or any Subsidiary for any Pre-Closing Tax Period, (b) any Taxes with respect to any Divested Business, (c) any Taxes of any Unitholder (including any of their direct or indirect owners), ) (d) any Taxes resulting from or arising in connection with any breach of or inaccuracy in any representation or warranty contained in Section 3.13 (disregarding for this purpose all references to “Knowledge,” “material,” “Material Adverse Effect” and similar qualifications as to materiality set forth therein and any exception set forth in Schedule 3.13), (e) any Taxes attributable to or resulting from any breach of or any failure by the Unitholders, the Company or any Subsidiary to perform any covenant or obligation set out in this Agreement and (f) any Taxes of any other Person for which the Company or any Subsidiary is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) by reason of having been included in any consolidated, affiliated, combined or unitary group at any time before the Closing Date, as transferee or successor, by contract or otherwise.
“Final Determination” is defined in Section 8.5(c) of this Agreement.
“Final Statement” is defined in Section 1.5(c) of this Agreement.
“Financial Statements” is defined in Section 3.4 of this Agreement.
“Financing” means any debt, equity or hybrid financing, whether private or public, undertaken by Purchaser or its Affiliates prior to, simultaneously with or immediately following the Closing in connection with the transactions contemplated by this Agreement.
“FTC” means the U.S. Federal Trade Commission.
“GAAP” means generally accepted accounting principles in the United States in effect as of the applicable date, consistently applied.
“General Enforceability Exceptions” is defined in Section 3.1(b) of this Agreement.
“Goodwin” is defined in Section 9.14 of this Agreement.
“Governing Documents” means with respect to any particular entity, (i) if a corporation, the articles or certificate of incorporation and the bylaws (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (ii) if a limited partnership, the limited partnership agreement and the articles or certificate of limited partnership (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (iii) if a limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (iv) if any other type of entity (including any non-U.S. entity), the formation or organizational documents and the governing documents, (v) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, or registration rights agreements, and (vi) any amendment or supplement to any of the foregoing.
“Governmental Entity” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction. For the avoidance of doubt, “Governmental Entities” shall include the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Incentive Payment” has the meaning set forth in the Management Incentive Plan.
“Indebtedness” means, without duplication, (i) a contract or agreement under which the Company or any of its Subsidiaries has borrowed any money from, or issued or is subject to any loan agreement, credit agreement, promissory note, bond, debenture, line of credit or other evidence of indebtedness to, any Person, (ii) a contract or agreement under which any of the Company or its Subsidiaries has directly or indirectly guaranteed indebtedness for borrowed money of any other Person (other than endorsements for the purpose of collection in the Ordinary Course of Business), (iii) any other loan agreement, credit agreement, promissory note, bond, debenture, or other evidence of indebtedness for borrowed money issued to any Person by the Company or any of its Subsidiaries, (iv) any payment or increased cost under the Management Incentive Plan or the D’Urso Employment Agreement that is triggered by the consummation of the Transaction, and (v) all leases capitalized in accordance with GAAP and all obligations under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions; provided, however, that in no event shall Indebtedness include, or be deemed to include, (a) any obligations, indebtedness or liabilities of the Company or any of its Subsidiaries resulting from any action taken on the Closing Date by or on behalf of Purchaser or any of its Affiliates, including any Financing sourced by Purchaser or any of its Affiliates (except that Indebtedness under the Clayton Credit Agreement shall only be excluded from the definition of Indebtedness to the extent Purchaser increases the outstanding amount of such Indebtedness in connection with, or any time after, the Closing), (b) any obligations, indebtedness or liabilities that are the obligation of Purchaser or any of its Affiliates pursuant to the terms of this Agreement, and (c) any liabilities of the Company or any of its Subsidiaries that are included in the Final Statement as a Current Liability and used in determining the Closing Date Net Working Capital Amount.
“Indemnification Claim” is defined in Section 8.5(a) of this Agreement.
“Indemnified Party” is defined in Section 8.5(a) of this Agreement.
“Indemnifying Party” is defined in Section 8.5(a) of this Agreement.
“Information Practices” is defined in Section 3.18 of this Agreement.
“Insurance Policies” is defined in Section 3.10 of this Agreement.
“Intellectual Property” means all intellectual property rights arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications, and patents issuing thereon; (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; and (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights.
“Knowledge of the Company” means the actual knowledge of Paul T. Bossidy, Robert Harris, Peter Kushel, Joseph D’Urso, Evan Guttman (solely with respect to human resources and compensation matters), Jennifer Harrison (solely with respect to Clayton Fixed Income Services surveillance business matters), Tom Donatacci (solely with respect to sales and marketing matters), Scott Mowry (solely with respect to loan review and due diligence), Lorenz Schwarz (solely with respect to Green River Capital - REO, short sale and component services matters), Michael Bolton (solely with respect to Clayton Euro Risk matters) and Teresa Gallagher (solely with respect to Clayton Euro Risk matters).
“Law” means any and all statutes, laws, ordinances, rules, regulations, Orders, Permits, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.
“Leased Real Property” means all real property leased by the Company and/or its Subsidiaries.
“Legal Proceeding” means any action, claim (including any cross-claim or counter-claim), suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Legal Request” is defined in Section 9.14(e) of this Agreement.
“Letter Agreement” is defined in the Recitals of this Agreement.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien (statutory or other), conditional sale agreement, hypothecation, right of others, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, right of first refusal, charge or other restrictions or limitations of any nature.
“LLC Agreement” means that certain Third Amended and Restated Limited Liability Company Agreement of the Company, as the same may be amended and/or amended and restated from time to time.
“Loss” is defined in Section 8.2(a) of this Agreement.
“Management Incentive Plan” means the Company’s Management Incentive Plan, adopted on January 3, 2013, as the same may be amended and/or amended and restated from time to time.
“Material Adverse Effect” means, with respect to the Company and its Subsidiaries, the occurrence or existence of an event, condition, fact, change, effect, or development that, individually or in the aggregate, (a) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of the Company and the Unitholders to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder, or (b) has an effect that is material and adverse on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, on a consolidated basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) any changes, conditions or effects after the date hereof in the economies as a whole or securities or financial markets in general anywhere in the world in which the Company and/or its Subsidiaries currently conducts business; (ii) changes, conditions or effects after the date hereof that affect generally the industries in which the Company operates; (iii) any change, effect or circumstance resulting from an action required by this Agreement or taken at the express written request of Purchaser; (iv) the effect of any changes after the date hereof in applicable Laws or accounting rules, including GAAP; (v) any change, effect or circumstance resulting from the announcement of this Agreement; or (vi) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God; except, with respect to clauses (i), (ii), (iv) and (vi) above, to the extent that the effects of such change, condition or effect disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.
“Material Contract” is defined in Section 3.7 of this Agreement.
“MSLS Holdings” means MSLS Holdings LLC, a Delaware limited liability company.
“Neutral Arbitrator” is defined in Section 1.5(c) of this Agreement.
“Non-Disclosure and Confidentiality Agreement” is defined in Section 6.3 of this Agreement.
“Objection Notice” is defined in Section 1.5(b) of this Agreement.
“Order” is defined in Section 2.3(c) of this Agreement.
“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company and its Subsidiaries, consistent with past practice.
“Participant” has the meaning set forth in the Management Incentive Plan.
“Parties” is defined in the Preamble of this Agreement.
“Payoff Amount” is defined in Section 2.3(c) of this Agreement.
“Payoff Letter” is defined in Section 2.3(c) of this Agreement.
“Permitted Liens” means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and for which adequate reserves have been established; (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the Ordinary Course of Business, which secure payment of obligations not past due or which are being contested in good faith by appropriate procedures and for which adequate reserves have been established; (iii) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Real Property Leases which do not and would not reasonably be expected to impair in any material respect the operations of the underlying Leased Real Property or the business of the Company or its Subsidiaries; (iv) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and disclosed on Schedule 3.6(b)(ii); or (v) other imperfections of title or Liens, if any, that individually or in the aggregate, do not and would not reasonably be expected to materially impair or affect the ownership, use or value of the underlying asset to the Company and its Subsidiaries.
“Permits” means all permits, certificates, registrations, accreditations, exemptions, licenses, franchises, approvals, authorizations, and consents that have been issued or granted by any Governmental Entity.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.
“Personal Property Leases” means all leases of tangible personal property to which the Company or any of its Subsidiaries is a party.
“Pre-Closing Period” is defined in Section 6.1 of this Agreement.
“Pre-Closing Tax Contest” is defined in Section 6.5(c) of this Agreement.
“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.
“Pre-Closing Tax Returns” is defined in Section 6.5(b) of this Agreement.
“Preliminary Statement” is defined in Section 1.5(a) of this Agreement.
“Pro Rata Share” means, with respect to a Unitholder, the percentage shown opposite such Unitholder’s name on Schedule I.
“Purchase Price” is defined in Section 1.2 of this Agreement.
“Purchaser” is defined in the Preamble of this Agreement.
“Purchaser Indemnified Parties” is defined in Section 8.2(a) of this Agreement.
“Purchaser Terminating Breach” is defined in Section 2.3(e) of this Agreement.
“Real Property Leases” is defined in Section 3.6(a) of this Agreement.
“Resolution Period” is defined in Section 1.5(b) of this Agreement.
“Restricted Employee” is defined in Section 6.13(a)(iii) of this Agreement.
“Restricted Services” is defined in Section 6.13(a)(i) of this Agreement.
“Review Period” is defined in Section 1.5(b) of this Agreement.
“Securities Act” is defined in Section 5.4 of this Agreement.
“Selling Expenses” means the unpaid obligations of the Company and its Subsidiaries for all legal and other expenses incurred in connection with the Transaction (including any fees and expenses of (i) Goodwin, (ii) Raymond James & Associates, Inc. and (iii) other advisors of the Company) and any other extraordinary expenses incurred by the Company and its Subsidiaries at or prior, or in respect of actions taken at or prior, to the Closing in connection with preparing for, negotiating, documenting or consummating the transactions contemplated hereby; provided that (1) Purchaser shall pay for all fees associated with the filing of any notification under the HSR Act and any comparable foreign Laws, as provided in Section 9.1, and (2) in no event shall Selling Expenses include, or be deemed to include, any fee, liability, cost or expense (a) incurred by or on behalf of Purchaser or any of its Affiliates that is otherwise payable to Purchaser or any of its Affiliates, (b) that the Company or any of its Subsidiaries incurs as a result of any action taken on the Closing Date by or on behalf of Purchaser or any of its Affiliates, including any Financing sourced by Purchaser or any of its Affiliates, (c) that is otherwise allocated to, or the obligation of, Purchaser or any of its Affiliates pursuant to the terms of this Agreement, or (d) that is included in the Final Statement as a Current Liability in determining the Closing Date Net Working Capital Amount.

“Significant Customer” is defined in Section 3.17 of this Agreement.
“Significant Supplier” is defined in Section 3.17 of this Agreement.
“Solvent” is defined in Section 5.5 of this Agreement.
“Special Bonus” has the meaning set forth in the D’Urso Employment Agreement.
“Straddle Returns” is defined in Section 6.5(b) of this Agreement.
“Subsidiaries” means (i) the entities set forth on Schedule 3.3(b) and (ii) all other Persons in which the Company, directly or indirectly, (i) owns at least a majority of the equity interests or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) has the power to appoint a general partner, manager or managing member; provided, however, that (a) neither MSLS Holdings nor any of its direct or indirect subsidiaries shall be deemed to be Subsidiaries for any purpose hereunder and (b) Quantum Servicing Corporation shall be considered a Subsidiary for purposes of Article III for all periods up to and including January 1, 2014.
“Target Net Working Capital Amount” is defined in Section 1.4 of this Agreement.
“Tax” means any tax (including any income tax, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, capital gains tax, value-added tax, sales tax, property tax, withholding tax, social security (or similar) or unemployment, and any related charge or amount (including any fine, penalty, interest, or addition to tax)), imposed, assessed, or collected by or under the authority of any Taxing Authority.
“Tax Authority” and “Taxing Authority” mean any U.S. or non-U.S. federal, national, state, provincial, county, or municipal or other local government, any subdivision, agency, commission, or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.
“Tax Return” or “Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes that is filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendments thereof.
“Termination Date” is defined in Section 2.3(a) of this Agreement.
“Third Party Claim” is defined in Section 9.14(e) of this Agreement.
“Transaction” is defined in the Recitals of this Agreement.
“Transaction Documents” mean this Agreement and the Escrow Agreement.
“Transfer Taxes” is defined in Section 6.5(a) of this Agreement.
“Unitholder Indemnified Parties” is defined in Section 8.3(a) of this Agreement.
“Unitholder Representative” is defined in the Preamble of this Agreement.
“Unitholders” is defined in the Preamble of this Agreement.
“Unitholder Terminating Breach” is defined in Section 2.3(d) of this Agreement.